UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Embraer S.A.

Unaudited Interim Condensed

Consolidated Financial Statements

as of June 30, 2020

Embraer S.A.

Condensed Consolidated Statements of Financial Position

as of June 30, 2020 and December 31, 2019

(In millions of U.S. dollar)

ASSETS	Note	06.30.2020	12.31.2019
		(Unaudited)
CURRENT
Cash and cash equivalents	4	1,872.8	855.2
Financial investments	5	125.7	409.8
Trade accounts receivable, net	6	230.9	149.4
Derivative financial instruments	7	1.0	1.4
Customer and commercial financing		1.0	—
Collateralized accounts receivable		4.1	4.0
Contract assets	21.b	402.8	461.9
Inventories	8	3,128.8	1,304.4
Guarantee deposits		0.2	0.1
Income tax and social contribution		95.1	90.5
Other assets		219.0	120.1

		6,081.4	3,396.8

Assets held for sale	3	—	5,174.6

		6,081.4	8,571.4

NON-CURRENT
Financial investments	5	—	14.9
Derivative financial instruments	7	0.4	0.7
Customer and commercial financing		6.6	—
Collateralized accounts receivable		11.7	13.6
Guarantee deposits		1.2	0.5
Deferred income tax and social contribution	14.1	160.3	0.7
Other assets		77.2	61.8

		257.4	92.2
Investments		8.8	8.1
Property, plant and equipment, net	10	1,943.7	968.9
Intangible assets, net	11	1,972.4	894.1
Right of use		61.7	37.8

		4,244.0	2,001.1

TOTAL ASSETS		10,325.4	10,572.5

The accompanying notes are an integral part of these condensed consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Financial Position

as of June 30, 2020 and December 31, 2019

(In millions of U.S. dollar)

LIABILITIES	Note	06.30.2020	12.31.2019
	(Unaudited)
CURRENT
Trade accounts payable		787.1	358.0
Lease liability		9.6	5.0
Loans and financing	13	471.2	14.9
Recourse and non-recourse debt		4.1	4.0
Other payables		234.8	162.5
Contract liabilities	21.b	1,084.8	649.1
Derivative financial instruments	7	11.4	4.5
Taxes and payroll charges payable		81.2	54.9
Income tax and social contribution		101.8	42.6
Financial guarantee and residual value	15	51.7	—
Dividends payable		1.0	1.4
Unearned income		2.5	2.0
Provision	16.1	96.8	103.1

		2,938.0	1,402.0

Liabilities held for sale	3	—	4,984.0

		2,938.0	6,386.0
NON-CURRENT
Lease liability		53.3	33.6
Loans and financing	13	3,328.0	76.1
Recourse and non-recourse debt		11.7	13.6
Other payables		6.0	12.7
Contract liabilities	21.b	239.1	34.3
Derivative financial instruments	7	12.6	—
Taxes and payroll charges payable		10.6	13.4
Deferred income tax and social contribution	14.1	508.6	272.3
Financial guarantee and residual value guarantees	15	69.2	—
Unearned income		60.2	16.1
Provision	16.1	107.7	99.8

		4,407.0	571.9

TOTAL LIABILITIES		7,345.0	6,957.9

SHAREHOLDERS’ EQUITY
Capital	18.1	1,551.6	1,551.6
Treasury shares	18.3	(25.7)	(26.5)
Revenue reserves		2,110.7	2,110.0
Share-based remuneration		37.4	37.4
Accumulated other comprehensive loss		(184.5)	(154.8)
Retained earning		(607.8)	—

		2,881.7	3,517.7

Non-controlling interests		98.7	96.9

TOTAL SHAREHOLDERS’ EQUITY		2,980.4	3,614.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,325.4	10,572.5

The accompanying notes are an integral part of these condensed consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Income

Three and Six-month periods ended June 30, 2020 and 2019

(In millions of U.S. dollar)

				(Recasted)
	Note	Quarter ended 06.30.2020	Six-month period ended 06.30.2020	Quarter ended 06.30.2019	Six-month period ended 06.30.2019
CONTINUING OPERATIONS		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

REVENUE	21.a	537.2	1,171.0	1,378.6	2,202.0
Cost of sales and services		(520.7)	(970.6)	(1,180.0)	(1,839.5)

GROSS PROFIT		16.5	200.4	198.6	362.5
Operating income (expense)
Administrative		(33.7)	(66.3)	(46.2)	(92.2)
Selling		(47.5)	(94.7)	(76.2)	(140.8)
Expected credit losses over financial assets and contract assets		(19.3)	(55.6)	3.3	(2.3)
Research		(6.4)	(12.2)	(11.8)	(21.1)
Other operating expense, net	22	(251.8)	(364.0)	(41.0)	(94.5)
Equity in income of associates		(0.1)	3.1	—	—

OPERATING INCOME/ (LOSS) BEFORE FINANCIAL RESULT		(342.3)	(389.3)	26.7	11.6
Financial income, net	23	(37.4)	(73.5)	(30.0)	(71.2)
Foreign exchange gain (loss), net		(10.4)	(35.0)	(3.0)	6.0

LOSS BEFORE INCOME TAX		(390.1)	(497.8)	(6.3)	(53.6)
Income tax (expense) benefit	14.2	77.5	(105.4)	15.5	21.6

NET INCOME (LOSS) FOR THE PERIOD		(312.6)	(603.2)	9.2	(32.0)

Attributable to :
Owners of Embraer		(315.4)	(607.3)	7.3	(35.3)
Non-controlling interests		2.8	4.1	1.9	3.3
Weighted average number of shares (in thousands)
Basic	20	736,155	736,155	735,790	735,790
Diluted	20	736,155	736,155	735,790	735,790
Earnings per share-basic in US$	20	(0.43)	(0.83)	0.01	(0.05)
Earnings per share-diluted in US$	20	(0.43)	(0.83)	0.01	(0.05)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Comprehensive Income

Three and Six-month periods ended June 30, 2020 and 2019

(In millions of U.S. dollar)

			(Recasted)
	Quarter ended 06.30.2020	Six-month period ended 06.30.2020	Quarter ended 06.30.2019	Six-month period ended 06.30.2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NET INCOME (LOSS) FOR THE PERIOD	(312.6)	(603.2)	9.2	(32.0)
ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED TO PROFIT OR LOSS
Financial instruments - Cash flow hedge	(9.7)	(22.8)	1.0	1.4
Translation adjustments	18.1	(9.2)	8.0	(0.7)

OTHER COMPREHENSIVE LOSS, NET OF TAX EFFECTS (i)	8.4	(32.0)	9.0	0.7

TOTAL OF COMPREHENSIVE INCOME (LOSS)	(304.2)	(635.2)	18.2	(31.3)

Attributable to:
Owners of Embraer	(307.9)	(637.0)	14.3	(35.4)
Non-controlling interests	3.7	1.8	3.9	4.1

	(304.2)	(635.2)	18.2	(31.3)

(i)	Items presented above are net of deferred income tax, if applicable, of US$ 0.8 and US$ 0.0 for the six-month periods ended June 30, 2020 and 2019, respectively.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

Six-month periods ended June 30, 2020 and 2019

(In millions of U.S. dollar)

				Revenue reserves				Accumulated other comprehensive (loss)
	Capital	Treasury shares	Share-based remuneration	Government grants	Legal reserve	For investment and working capital	Retained earnings	Result in transactions with non -controlling interest	Actuarial gain (loss) on post- employment benefit obligation	Cumulative translation adjustment	Financial instruments	Total shareholders’ equity	Non-controlling interest	Total shareholders’ equity
At December 31, 2018	1,551.6	(31.4)	37.4	47.0	204.4	2,182.3	—	(4.2)	(39.2)	(102.7)	0.5	3,845.7	94.4	3,940.1
Adjustment related to accounting policy change	—	—	—	—	—	—	1.3	—	—	—	(1.3)	—	—	—

At January 01, 2019	1,551.6	(31.4)	37.4	47.0	204.4	2,182.3	1.3	(4.2)	(39.2)	(102.7)	(0.8)	3,845.7	94.4	3,940.1
loss for the period	—	—	—	—	—	—	(35.2)	—	—	—	—	(35.2)	3.2	(32.0)
Translation adjustments	—	—	—	—	—	—	—	—	—	(1.6)	—	(1.6)	0.9	(0.7)
Financial instruments	—	—	—	—	—	—	—	—	—	—	1.4	1.4	—	1.4

Total comprehensive income	—	—	—	—	—	—	(35.2)	—	—	(1.6)	1.4	(35.4)	4.1	(31.3)
Stock options grants exercised	—	3.2	—	—	—	—	(1.8)	—	—	—	—	1.4	—	1.4
Allocation of profits:
Government grants	—	—	—	1.0	—	—	(1.1)	—	—	—	—	(0.1)	—	(0.1)

At June 30, 2019 ( Unaudited)	1,551.6	(28.2)	37.4	48.0	204.4	2,182.3	(36.8)	(4.2)	(39.2)	(104.3)	0.6	3,811.6	98.5	3,910.1

At December 31, 2019	1,551.6	(26.5)	37.4	49.0	204.4	1,856.7	(0.0)	(4.2)	(39.2)	(110.0)	(1.5)	3,517.7	96.9	3,614.6

Loss for the period	—	—	—	—	—	—	(607.4)	—	—	—	—	(607.4)	4.2	(603.2)
Translation adjustments	—	—	—	—	—	—	—	—	—	(6.7)	—	(6.7)	(2.4)	(9.1)
Financial instruments	—	—	—	—	—	—	—	—	—	—	(22.9)	(22.9)	—	(22.9)

Total comprehensive income	—	—	—	—	—	—	(607.4)	—	—	(6.7)	(22.9)	(637.0)	1.8	(635.2)
Stock options grants exercised	—	0.8	—	—	—	—	(0.4)	—	—	—	—	0.4	—	0.4
Reserve for investments and working capital	—	—	—	—	—	0.6	—	—	—	—	—	0.6	—	0.6

At June 30, 2020 (Unaudited)	1,551.6	(25.7)	37.4	49.0	204.4	1,857.3	(607.8)	(4.2)	(39.2)	(116.7)	(24.4)	2,881.7	98.7	2,980.4

The accompanying notes are an integral part of these condensed consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Cash Flows

Six-month periods ended June 30, 2020 and 2019

(In millions of U.S. dollar)

	Note	06.30.2020	06.30.2019
		(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Losses for the period		(603.2)	(32.0)
ADJUSTMENT TO NET INCOME FOR ITEMS NOT AFFECTING CASH
Depreciation of property plant and equipment	10	109.7	55.5
Realization of government grants		(1.2)	(1.2)
Amortization of intangible assets	11	69.6	37.8
Realization of contribution from suppliers	11	(1.7)	(6.8)
Loss (reversal) for inventory obsolescence		(1.7)	8.2
Adjustment to market value, inventory, property plant and equipment and intangible		108.9	22.8
Allowance for doubtful accounts		43.5	(2.0)
Losses on fixed assets disposal		4.3	40.3
Deferred income tax and social contribution		81.5	(40.4)
Accrued interest		4.2	(2.0)
Interest on marketable securities, net		(0.1)	(18.7)
Equity in associates gains and losses		(3.1)	—
Foreign exchange gain (loss), net		34.3	(3.8)
Mark to market of the residual value guarantees		(24.2)	1.7
Other		(3.7)	(2.0)
CHANGES IN ASSETS
Financial investments		(59.9)	101.2
Derivative financial instruments		20.2	(0.8)
Collateralized accounts receivable and accounts receivable		(43.8)	40.1
Contract assets		92.8	(144.7)
Customer and commercial financing		3.0	0.6
Inventories		(710.8)	(500.0)
Guarantee deposits		(0.3)	—
Other assets		(54.7)	34.5
CHANGES IN LIABILITIES
Trade accounts payable		(29.5)	32.5
Non-recourse and recourse debt		(1.9)	(33.0)
Other payables		(86.5)	(4.2)
Contribution from suppliers		—	4.5
Contract liabilities		(106.5)	118.8
Taxes and payroll charges payable		33.3	(12.5)
Financial guarantees		4.8	(8.9)
Other provisions		30.2	2.7
Unearned income		(2.0)	(3.7)

NET CASH USED IN OPERATING ACTIVITIES		(1,094.5)	(315.5)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	10	(64.5)	(115.1)
Proceeds from sale of property, plant and equipment	10	2.1	—
Additions to intangible assets	11	(51.5)	(131.7)
Additions investments in subsidiaries and affiliates		(0.9)	(2.2)
Financial investments		391.8	221.1

NET CASH GENERATED (USED) IN INVESTING ACTIVITIES		277.0	(27.9)

FINANCING ACTIVITIES
Proceeds from borrowings		777.5	309.4
Repayment of borrowings		(362.5)	(394.9)
Dividends and interest on own capital		—	(2.0)
Proceeds from stock options exercised		0.4	1.4
Lease payments		(4.2)	(4.0)

NET CASH GENERATED (USED) IN FINANCING ACTIVITIES		411.2	(90.1)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(406.3)	(433.5)
Effects of exchange rate changes on cash and cash equivalents		(28.6)	3.4
Cash and cash equivalents at the beginning of the period		2,307.7	1,280.9

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		1,872.8	850.8

The accompanying notes are an integral part of these condensed consolidated financial statements.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

1.	Operations

Embraer S.A. (“Embraer” or “the Company”) is a publicly held company incorporated under the laws of the Federative Republic of Brazil (“Brazil”) with headquarters in São José dos Campos, State of São Paulo. The corporate purpose of the Company is:

(i)	To design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality.

(ii)	To perform and carry out technical activities related to the manufacturing and servicing of aerospace materials.

(iii)	To contribute to the training of technical personnel as necessary for the aerospace industry.

(iv)	To engage in and provide services for other technological, manufacturing and business activities in connection with the aerospace industry.

(v)

To design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and power industries, and to promote and carry out technical activities related to the manufacturing and servicing thereof, in accordance with the highest technological and quality standards.

(vi)	To conduct other technological, manufacturing, trading and services activities related to the defense, security and power industries.

The Company’s shares (B3: EMBR3, NYSE: ERJ) are listed in the enhanced corporate governance segment of the Stock Exchange in Brazil (“B3”), known as the New Market (“Novo Mercado”). Embraer S.A. also holds American Depositary Shares (evidenced by American Depositary Receipts—ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and listed on the New York Stock Exchange (“NYSE”).

The interim condensed consolidated financial statements of the Company as of and for the period ended June 30, 2020 were approved by the Company’s Management on September 8, 2020.

1.1	Significant events in the current reporting period ended June 30, 2020

1.1.1	Transaction between Embraer S.A. and The Boeing Company (“Boeing”)

On January 24, 2019, Embraer, Boeing and certain subsidiaries of Boeing and Embraer entered into the Master Transaction Agreement (“MTA”) and other transaction documents, which defined the terms and conditions for the creation of a joint venture covering Embraer’s Commercial Aviation business unit with a participation of 80% of a subsidiary of Boeing and 20% of Embraer, as well as the creation of a joint venture to promote and develop new markets and applications for the C-390 Millennium multi-mission transport aircraft, with a participation of 51% of a subsidiary of Embraer and 49% of a subsidiary of Boeing (collectively, “Transaction”). Until April 25, 2020, Embraer and Boeing continued to be obligated to perform their respective obligations under the MTA with respect to the consummation of the Transaction, and therefore, Embraer maintained the classification of the assets of the Commercial Aviation business and related services as “held for sale” and “discontinued operations” as of December 31, 2019.

On April 25, 2020, Embraer received a notice from Boeing communicating its decision to terminate the MTA, based on Boeing’s assertion that certain closing conditions in the MTA had not been satisfied by Embraer by the April 24, 2020 termination date in the MTA. In addition, Boeing terminated the Contribution Agreement. Embraer strongly believes that Boeing wrongfully terminated the MTA and the Contribution Agreement and that it had a continuing obligation to abide by the terms thereof. Embraer strongly believes that Embraer was in full compliance with its obligations under the MTA and the Contribution Agreement. Embraer is pursuing all remedies against Boeing for the damages incurred by Embraer as a result of Boeing’s wrongful termination and violation of the MTA and the Contribution Agreement, including by means of arbitration proceedings that have commenced by both sides in connection with the termination of the MTA and the Contribution Agreement by Boeing. No assurance can be given as to the timing or outcome of the arbitration proceedings or any recovery that Embraer may receive or loss that Embraer may incur therefrom or with respect to such arbitration proceedings.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Due to the unexpected and wrongful termination of the strategic partnership by Boeing on April 25, 2020, from this date forward the Company stopped designating and measuring the assets and liabilities associated with the Commercial Aviation Business and related services as “held for sale” and its generated results as “discontinued operations,” which are to be reclassified as “held for continuous use” and “continuing operations”. The main impacts over the condensed consolidated financial statements are summarized below:

•

The change in designation over the Company’s long-lived assets previously “held for sale” (fixed assets, intangibles, and rights-of-use) required the recognition of losses associated with accumulated depreciation and amortization not recognized while classified as “held for sale” in the amount of US$ 101.2 (US$ 17.7 related to the six-month period ended June 30, 2020 and US$ 83.5 related to the year ended December 31, 2019), recorded as other operating expenses during the period (Note 22).

•

The change in designation also requires the remeasurement of the long-lived assets held for sale (fixed assets, intangibles, and rights-of-use) for the lower value between the book value, adjusted for accumulated depreciation and amortization not recognized, and the recoverable value determined by the highest amount between the value-in-use of these assets and the fair value minus expenses that would be incurred by sale. During the term of designation as “held for sale”, these long-lived assets were listed at the recoverable value by the lesser value between the book value and the fair value based on the purchase price set forth in the MTA, minus the incremental costs incurred to close the transaction. Further details regarding with impairment test performed are disclosed in Note 12.

•

The consolidated statements of income for the comparative periods ended June 30, 2019 and related explanatory notes are presenting the Commercial Aviation business unit and related services as continuing operations instead of discontinued operations as previously reported (Note 2.1.3), due to the change in the classification occurred during the period ended June 30, 2020.

•

Unlike the statements of income, the statements of financial position balances related to the Commercial Aviation business unit and related services were not reclassified retrospectively and remained disclosed as assets and liabilities “held for sale” as of December 31, 2019, as per IFRS 5 (Note 3).

1.1.2	Impacts of the COVID-19 pandemic

Embraer has been monitoring the COVID-19 pandemic situation and its impacts on its employees, operations, the global economy, the supply and the demand for its products and services. The Company implements contingency plans to act as quickly as necessary as the current situation unfold.

Since the beginning of the COVID-19 pandemic, Embraer has been engaging in several initiatives supporting the health and safety of its employees. The operations were interrupted for certain period in order to adapt industrial facilities in relation to healthy and safety measures. Social distance measures were taken, as the implementation of work from home for certain group of employees. Furthermore, several measures to preserve jobs were taken, as reduction in working hours and pay cuts, collective vacation and temporary furloughs.

In addition, as a result of the COVID-19 pandemic, the Company has started three voluntary dismissal plans for specific group of employees.

Due to the uncertainty related to the spread of COVID-19, on March 26, 2020, we also suspended the projections relating to our expected results for 2020. We will issue updated projections for 2020 when we conclude the assessment of the effects that the COVID-19 pandemic will cause to our business.

We expect that 2020 will be a distinct year in terms of orders and deliveries due to the impacts of the COVID-19 pandemic. The airline business has been adversely affected due to COVID-19, and we will have to review our production chain in order to reflect the new and uncertain demand scenario.

As a result of the COVID-19, on April 6, 2020, Standard & Poor’s downgraded our rating by one notch to BBB- with a negative outlook, due to expectations that many airlines will delay new deliveries at least until the end of the third quarter of 2020. On April 28, 2020, Fitch also downgraded our rating from BBB- to BB+ as a result of the negative expectations relating to the commercial aviation industry due to the COVID-19 pandemic. On April 29, 2020, Moody’s also downgraded our rating from Ba1 to Ba2 with a negative outlook.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Defense & Security

In the Defense and Security business unit, the programs have been hit by the COVID-19 global pandemic on its operations and supply chain. Some vendors were closed for several weeks due to the pandemic, jeopardizing their ability to delivery parts and goods. Logistics were also affected due to lower international flights availability adding longer cycles for parts shipment. It should be noted that no customers orders were canceled on Defense programs due to the pandemic. Adjustments required on committed deliveries were already negotiated with customers. The Company has taken actions to overcome the challenges imposed by the COVID-19 and to minimize its impacts on Defense deliveries.

Executive Aviation

In the Executive Jets business unit, restrictions on travel and emergency quarantine have posed some challenges for aircraft deliveries to international customers. As of the date of this report, production lines of our business aviation products are abreast for attending planed supply levels, with no major supply shortages. We are supervising the risks and controlling the supply chain and postponements in demand in order to prevent obstacles that may arise from this global crisis. As a result of COVID-19, one of our executive jets customers cancelled its firm orders and some of our executive jet customers postponed their scheduled aircraft deliveries. Although we cannot fully predict the impact of the COVID-19 outbreak in the short-to-medium term on our business, we expect that some customers will continue to postpone their scheduled aircraft deliveries and will continue to cancel their orders.

Commercial Aviation

In the Commercial Aviation business unit, due to extensive traffic disruption affecting our customer’s operations throughout the world, as a result of the COVID-19, it is reasonable to expect a material impact on our 2020 deliveries. According to Cirium, a data analytics and consulting company, as of May 2020, 60% of the global fleet has been placed into storage, and the International Air Transport Association—IATA projects a decline of 50% in commercial traffic for 2020 in year-over-year terms. As of August 31, 2020, approximately one-third of the global fleet was in storage, and IATA projects a decrease of approximately 60% in commercial air traffic (as measured by revenue passenger kilometers) in 2020, as compared to 2019 (Management’s estimates based on information provided by external consultants—not reviewed by independent auditors). As a result of COVID-19, some of our customers rescheduled their aircraft deliveries carrying them over to 2021 and beyond, which has affected our 2020 projected deliveries. As of the date of this report, no cancellation has occurred. The recovery pace is difficult to predict since this outbreak has no precedent in history. Although we cannot fully yet determine the impact of the COVID-19 outbreak in the short-to-medium term on our business, we expect that customers will continue to postpone their scheduled aircraft deliveries or request to cancel their orders.

As a result of the COVID-19 pandemic, the Company has taken measures to preserve cash flow, including (i) reductions in working hours and pay cuts; (ii) extension of payments terms relating to our suppliers; (iii) extension of tax payment deadlines; (iv) negotiation of new credit lines; and (v) adjustment of production chain.

In the six-month period ended June 30, 2020, the Company has recognized the following impacts in profit or loss as result of the COVID-19 pandemic:

•	Negative changes in the fair value of Republic Airways shares held as financial investments impacting the Company’s operating results of the continuing operations in the amount of US$ 15.7 (Note 5).

•

Additional provision for expected credit losses over trade accounts receivable, contract assets and customer financing as result of increase in credit risks of the Company’s customers during the pandemic in the amount of US$ 49.5 (Notes6 and 17.3.2).

•

The Company had a trigger event related to impairment over its long-lived assets (fixed assets, intangibles, and rights-of-use) due to the impacts of the COVID-19 pandemic and its impact on market capitalization devaluation in the period. Impairment losses in the amount of US$ 91.1 were recognized in the period as further disclosed in Note 12.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

1.1.3	New working capital and export financing lines

On June 15, 2020, the Company finalized the terms of working capital and export financing agreements in an aggregate principal amount of up to US$ 615.0, with a term of up to four years. The amount of US$ 300.0 is financed by the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), which agreement was signed on June 26, 2020, and US$ 315.0 is financed by private and public banks (Banco do Brasil, Bradesco, Morgan Stanley, Natixis and Santander).

The Company already concluded the signing of all definitive contracts with five private and public banks. The disbursements have begun and as of September 4, 2020, the Company had received all resources from BNDES and other banks (US$ 160.0 was received and recorded as loans and financing as of June 30, 2020).

This working capital and export financing will strengthen the Company’s cash position and guarantee funding for entire operational process, from production to product shipment for the export market.

The Company continues to evaluate additional financing opportunities in order to maintain a long-term indebtedness profile that supports and is aligned with business cycle.

2.	Presentation of the Interim Condensed Consolidated Financial Statements

2.1	Presentation and preparation of the interim condensed consolidated financial statements

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Company’s most recent annual consolidated financial statements as of and for the year ended December 31, 2019. They do not include all the information required for a complete set of financial statements prepared in conformity with International Financial Reporting Standards (IFRS). However, selected explanatory notes are included to explain events and transactions that are significant in accordance with Management’s judgement to an understanding of the changes in the Company’s financial position and performance since the most recent annual consolidated financial statements as of and for the year ended December 31, 2019.

2.1.1	Basis of preparation

These interim condensed consolidated financial statements have been prepared under the historical cost convention, except when the account requires different criteria, and adjusted for assets and liabilities measured as at fair value in subsequent measurement, when applicable.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management of the Company to exercise judgment in the process of applying the Company’s accounting policies. These interim condensed consolidated financial statements include accounting estimates for certain assets, liabilities and other transactions.

The areas which involve higher degree of judgments or complexities, or assumptions and significant estimates to the interim condensed consolidated financial statements are consistent with those described in the most recent annual consolidated financial statements as of and for the year ended December 31, 2019 (not included herein).

2.1.2	Consolidation

These consolidated financial statements include the balances as of June 30, 2020 of the Company and all subsidiaries and special purpose entities in which the Company has control, directly or indirectly.

All accounts and balances arising from transactions between controlled entities are eliminated during the consolidation process.

There were no changes in the Company’s corporate structure and consolidated subsidiaries from those disclosed in the most recent annual consolidated financial statements as of December 31, 2019.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

2.1.3	Changes to the comparative statements of income

Due to the change occurred during 2020 in the classification of the Commercial Aviation business unit from “discontinued operations” to “continuing operations” (Note 1.1.1), the comparative statements of income for the three and six-month periods ended June 30, 2019 and related explanatory notes has been recasted to present the Commercial Aviation business unit and related services as “continuing operations”.

In addition, in order to present and identify the expected credit losses recognized over trade accounts receivable and contract assets in the statements of income, as well as due to the materiality of this transaction in the current period as a result of the COVID-19 pandemic, the Company reclassified expenses of this nature from the caption of “selling expenses” to a specific caption of “expected credit losses over financial assets and contract assets”. Previously, the Company has not disclosed such expense segregated in the statements of income due to the immateriality of amounts involved.

2.2	Significant accounting policies

There were no significant changes in the Company’s accounting policies from those disclosed in the most recent annual consolidated financial statements as of December 31, 2019.

New accounting standards and interpretations have been published or are in the process of being amended and will be effective in the coming years, however they were not cited, as, according to the Company’s assessment, no material impact arising from their application is expected.

3.	Assets held for sale

The Commercial Aviation business unit assets and liabilities were measured and presented as assets and liabilities “held for sale” as of December 31, 2019, since on that reporting period the transaction started with Boeing was classified as “highly probable” as per definitions of IFRS 5. Details regarding of the now terminated transation are disclosed in Note 1.1.1.

The segregation of assets and liabilities “held for sale” considered the terms approved by the parties in the MTA related to the Commercial Aviation business unit and related services, as well as segregation criteria of certain assets and liabilities. Further details regarding the segregation process are disclosed in Note 4 of the annual consolidated financial statements as of December 31, 2019.

In the statement of financial position and explanatory notes as of June 30, 2020, the balances designated as “held for sale” as of December 31, 2019 were reclassified to its former accounts, as presented in table below:

ASSETS HELD FOR SALE	Note	12.31.2019
Cash and cash equivalents		1,452.5
Financial investments		47.5
Trade accounts receivable, net		144.7
Customer and commercial financing		10.7
Contract assets		33.8
Inventories		1,079.6
Guarantee deposits		0.5
Income tax and social contribution		2.1
Other assets		111.5
Deferred income tax and social contribution		34.3
Property, plant and equipment	10	1,089.7
Intangible assets	11	1,157.5
Right of use		10.2

TOTAL		5,174.6

LIABILITIES HELD FOR SALE	Note	12.31.2019
Trade accounts payable		474.7
Lease liability		9.4
Loans and financing		3,301.3
Other payables		132.5
Contract liabilities		746.1
Taxes and payroll charges payable		8.9
Income tax and social contribution		54.9
Financial guarantee and residual value guarantee	15	140.3
Unearned income		47.7
Provisions	16.1	39.5
Deferred income tax and social contribution		28.7

TOTAL		4,984.0

Details of financial assets and liabilities “held for sale” as of December 31, 2019 are disclosed in Note 15.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

4.	Cash and cash equivalents

	06.30.2020	12.31.2019
	(Unaudited)
Cash and banks	1,101.8	585.0

	1,101.8	585.0

Cash equivalents
Private securities (i)	59.8	64.9
Fixed deposits (ii)	711.2	205.3

	771.0	270.2

	1,872.8	855.2

(i)	Applications in Bank Deposit Certificates (CDB’s), issued by financial institutions in Brazil, available for redemption in up to 90 days without impact on contracted remuneration.
(ii)	Fixed term deposits in US Dollars with original maturities of 90 days or less.

5.	Financial investments

	06.30.2020 (Unaudited)			12.31.2019
	Amortised cost	Fair value through profit or loss	Total	Fair value through profit or loss	Total
Financial instruments
Structured Notes (i)	—	15.1	15.1	358.8	358.8
Investment funds	—	6.5	6.5	5.3	5.3
Fixed-Term Deposits (ii)	59.9	—	59.9	—	—
Others (iii)	—	44.2	44.2	60.6	60.6

	59.9	65.8	125.7	424.7	424.7

Current portion	59.9	65.8	125.7	409.8	409.8
Non-current	—	—	—	14.9	14.9

(i)

Structured notes, the Company maintains financial investments in structured notes associated with its own credit risk in the amount of US$ 15.2 as of June 30, 2020 (US$ 14.9 as of December 31, 2019). In addition, the Company held financial investments in structured notes associated with the credit risk of financial institution issuer and the Brazilian government of US$ 222.5 and with the credit risk of two financial institutions concurrently of US$ 121.4 as of December 31, 2019. These notes were settled on its mature date during the period ended June 30, 2020.

The increase in profitability was obtained through a Credit default swap—CDS, a transaction which provides the right for early redemption of the note in case of a default event of the Company. After a default event, the note may be redeemed by the holder by the market value or original face value, which would result in a loss to the Company of all interest accrued so far.

Default events that may anticipate the maturity of the notes are, among others: (a) the insolvency or judicial recovery of the Company; and (b) delinquency or restructuring of the Company’s debts in financing agreements.

In case of default, the maturity dates of these notes will be accelerated, and the notes will be realized at market value, limited to a minimum of the initial investment. Any amount for which the market value exceeds the amount invested will be paid to the Company in the form of securities or loans of that amount.

(ii)	Fixed-term deposits in US Dollars issued by financial institutions, with a maturity of more than 90 days from the date of contracting.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

(iii)

It mainly relates to shares of the Republic Airways Holdings, arising from the request for the judicial reorganization of the former entity Republic Airways and received by the Company as part of the restructuring plan. Changes in the fair value of this financial investment is presented in Note 17.2.

The weighted average nominal interest rates on June 30, 2020, related to cash equivalents and financial investments made in Brazilian Reais were 1.75% p.a., equivalent to 100.3% of the CDI, and in Dollars 0.96% p.a. (5.96% p.a., equivalent to 100.14% of the CDI, and in Dollars 2.68% p.a. on December 31, 2019).

6.	Trade accounts receivable, net

	06.30.2020	12.31.2019
	(Unaudited)
Foreign customers	240.9	149.6
Brazilian Air Force	16.9	7.0
Domestic customers	57.3	3.9

	315.1	160.5
Allowance for doubtful accounts	(84.2)	(11.1)

	230.9	149.4

The amounts and maturities of these trade accounts receivable are shown below:

	06.30.2020	12.31.2019
	(Unaudited)
Current	167.5	104.2
Up to 90 days	62.5	25.6
From 91 to 180 days	19.3	10.3
More than 180 days	65.8	20.4

	315.1	160.5

% Current	-47%	-35%

The increase of overdue receivables in the Company’s current position is related to impacts of the COVID-19 pandemic, mainly in the Commercial Aviation business unit (Note 1.1.2). The Company is taken necessary actions to ensure the collection of overdue amounts, including signature of agreements for renegotiations with individual customers in order to collect outstanding balances in short-term through monthly installments with interest. Due to this factor and relevant increase in customers credit risk during 2020 (Note 17.3.2), the Company increased the expected credit losses in the period as follows:

	06.30.2020	12.31.2019
	(Unaudited)
Beginning balance	(11.1)	(45.0)
Additions/Reversal	(50.1)	(4.4)
Write-off	7.1	7.5
Foreign exchange variation	(8.0)	0.8
Assets held for sale	(22.1)	30.0

Ending balance	(84.2)	(11.1)

7.	Derivative financial instruments

Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.

As of June 30, 2020, the Company had the following operations:

•

Swap operations, with the main objective of changing the debts index, from floating rates to fixed interest rates or vice versa, exchange of Dollar to Real or Euro and vice versa. The fair values of these instruments are measured by the future flow, determined by applying contractual interest rates to maturity, and discounted to present value at the date of the financial statements by the prevailing market rates.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

•

Purchase of sell and buy currency options, in order to protect cash flows for the parent company’s wage costs denominated in Reais, against the risk of currency fluctuations. The financial instrument used by the Company is a zero-cost collar, which consists of the purchasing of a put option and the sale of a call option, contracted with the same counterparty and with a zero-net premium. The fair value of this instrument is determined by the observable market pricing model (through market information providers) and widely used by market participants to measure similar instruments.

Purpose	Risk	Settlement date	06.30.2020	12.31.2019
			(Unaudited)
Derivatives designated as hedge accounting
Expenses in Brazilian Reais (i)	Exchange rate	2020	(9.6)	(0.1)
Project development (ii)	Interest rate	2023	1.1	1.5
Working Capital (iii)	Interest rate	2025	(13.6)	—
Export Financing (iv)	Exchange rate and interest rate	2022	(0.3)	—

Other Derivatives			(22.4)	1.4

Acquisition of property, plant and equipment (v)	Interest rate	2024	(0.2)	(0.1)
Export (vi)	Exchange rate	2020	—	0.3
Expenses in Brazilian Reais (i)	Exchange rate	2020	—	(4.0)

			(0.2)	(3.8)

			(22.6)	(2.4)

(i)

Zero-cost collar derivative financial instruments, designated as cash flow hedge amounting to US$ 50.2 equivalent to R$ 190.4 million, with purchase of PUT at the weighted average exercise price of R$ 3.80 and sale of CALL at the weighted average exercise price of R$ 4,39.

(ii)

Derivative financial instruments (interest rate swaps), designated as fair value hedge, amounting to R$ 143.6 million, equivalent to US$ 26.2, of the Export Financing and Project Development lines subject to a weighted average fixed interest rate of 3.5% p.a. for a floating weighted average rate equivalent to 31.46% of the CDI.

(iii)

Derivative financial instruments (interest rate swaps), designated as cash flow hedge, of working capital financing lines, which converted floating interest rate of LIBOR 3 months to weighted fixed interest rate of 0.78% p.a.

(iv)

Derivative financial instruments (interest rate swaps), designated as fair value hedge, in the amount of R$ 272.3 million, equivalent to US$ 50.0, related to export financing line in Brazilian Reais with floating interest rate of 100% CDI + 3.6% p.a. converted to U.S. dollar + 5.86% p.a.

(v)

Derivative financial instruments (interest rate swaps), which converted the amount of US$ 2.5 from a floating interest rate equivalent to 65% of LIBOR 1 month + 2.4375% p.a. to a fixed weighted average interest rate of 5.23 % p.a.

(vi)	Non-deliverable forward in the amount of US$ 12.0, which exchanges Euros do U.S. dollar.

On June 30, 2020, the amount of loans and financing measured at amortized cost amounted to US$ 3,798.5, considering the mark-to-market effect of the hedged risk protected by the hedge structure US$ 3,799.2 (on December 31, 2019, US$ 89.5 and US$ 90.9, respectively).

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The hedge effectiveness ratio of the fair value and cash flow hedge on the initial date was 1:1 and 1:1, respectively. Considering the changes in the discounted cash value of the instruments not yet settled since January 1 and the amount of the hedged item, the effectiveness ratio was 1:1 and 1:1.1737 (1:1 and 1:1.1737 on December 31, 2019).

On June 30, 2020, the fair value of derivative financial instruments was recognized in the Company’s assets and liabilities as follows:

	06.30.2020	12.31.2019
	(Unaudited)
Assets
Current portion	1.0	1.4
Non-current	0.4	0.7
Liabilities
Current portion	(11.4)	(4.5)
Non-current	(12.6)	—

Net derivative financial instruments	(22.6)	(2.4)

8.	Inventories

	06.30.2020	12.31.2019
	(Unaudited)
Raw materials	1,287.0	499.2
Work in process	1,065.0	439.7
Spare parts	523.0	224.6
Finished goods (i)	162.1	106.0
Held by third parties	68.3	50.7
Advances to suppliers	28.2	29.6
Inventory in transit	79.3	21.0
Consumption materials	53.4	24.2
Used aircraft (ii)	55.6	5.9
Loss on adjustment to market value (iii)	(3.8)	(0.9)
Loss due to obsolescence (iv)	(189.3)	(95.6)

	3,128.8	1,304.4

(i)	The following aircraft were held in the finished goods inventory:
•	June 30, 2020: three Phenom 100, four Phenom 300, one Praetor 500, two Praetor 600, three EMBRAER 175 and one EMBRAER 190.
•	December 31, 2019: one Legacy 650, one Phenom 100, three Phenom 300, two Praetor 500, three Praetor 600, two Ipanema.
(ii)	The following used aircraft were held in inventory as available for sale:
•	June 30, 2020: one Legacy 500, one Phenom 300, two Embraer 135, three Embraer 145 and one EMBRAER 190.
•	December 31, 2019: one Phenom 300. The inventories of used aircraft reclassified as assets held for sale was comprised of two Embraer 135 and three Embraer 145.

Of the total aircraft held in inventories as of June 30, 2020, one Phenom 100, one Phenom 300, one Legacy 500 and one Embraer 135 had been delivered until August 31, 2020.

(iii)

Provision for adjustments to market value of used aircraft is assessed on a periodic basis by comparison of each used aircraft book value and its estimated selling price in the ordinary course of business less estimated costs to sell. When the book value excesses the net realizable value, a provision is recorded to reduce the used aircraft book value to its net realizable value.

(iv)

Provision for obsolescence is recorded for items without activity for over two years and with no planned use in the production program, and to cover expected losses from excess inventories or obsolete work in progress, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without activity for over two years.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

9.	Related parties

9.1	Related party transactions

The tables below summarize balances and transactions with related parties outside the group and refers mainly to:

•

Assets: (i) accounts receivable for spare parts, aircraft sales and product development, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) balances of financial investments; and (iv) bank deposits.

•

Liabilities: (i) purchase of aircraft components and spare parts, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) advances received on sales contracts, according to contractual agreements; (iii) commission for sale of aircraft and spare parts (iv) financing for research and product development at market rates for this kind of financing (v) loans and financing; and (vi) export financing, and

•

Profit or Loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the defense and security market; (ii) financial income from financial investments and expense from loans and financing, and (iii) supplementary pension plan.

9.2	Brazilian Federal Government

Transactions with related parties also involves transactions with the Brazilian Federal Government.

The Brazilian Federal Government, through its direct and indirect participation and ownership of a common share denominated golden share is one the main Company’s shareholders. As of June 30, 2020, the Brazilian Federal Government held an indirect stake of 5.37% in the Company’s capital through BNDESPAR, a wholly owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social - BNDES (the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government.

The Brazilian government plays a key role in the Company’s business activities, including as:

•	Major customer for Defense & Security products (through the Brazilian Air Force, Brazilian Army and Brazilian Navy).

•	Source of research and development financing through technology development institutions (FINEP and BNDES).

•	Export credit agency (through the BNDES), and

•	Source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

9.3	Balances as of and for the period ended June 30, 2020

	06.30.2020 (Unaudited)
	Current		Non-current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	23.9	—	—	50.0	—	—
Brazilian Air Force	299.7	177.6	—	—	—	(20.1)
Marinha do Brasil	0.6	14.6	—	—	—	(0.4)
Embraer Prev – Sociedade de Previdência Complementar	—	4.3	—	—	—	(6.3)
Brazilian Army	6.7	12.7	—	—	—	(0.5)
Financiadora de Estudo e Projetos – FINEP	—	8.3	—	18.2	(0.6)	—

	330.9	217.5	—	68.2	(0.6)	(27.3)

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

9.4	Balances as of December 31, 2019

	12.31.2019
	Current		Non-current
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	75.3	—	—	—
Brazilian Air Force	364.4	226.9	—	—
Marinha do Brasil	0.6	4.4	—	—
Embraer Prev – Sociedade de Previdência Complementar	—	4.7	—	—
Brazilian Army	13.0	7.4	—	—
Financiadora de Estudo e Projetos – FINEP	—	12.7	—	30.6

	453.3	256.1	—	30.6

9.5	Balances for the period ended June 30, 2019

	06.30.2019 (Unaudited)
	Financial Results	Operating Results
Banco do Brasil S.A.	0.3	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	(3.0)	—
Brazilian Air Force	—	7.8
Marinha do Brasil	—	(1.5)
Embraer Prev – Sociedade de Previdência Complementar	—	(10.0)
Brazilian Army	—	(16.6)
Financiadora de Estudo e Projetos – FINEP	(1.1)	—

	(3.8)	(20.3)

9.6	Remuneration of key management personnel:

	06.30.2020	06.30.2019
	(Unaudited)	(Unaudited)
Short-term benefits (i)	4.0	6.6
Share based payment (ii)	(6.0)	0.1
Labor contract termination	0.3	0.5

Total remuneration	(1.7)	7.2

(i)	Includes wages, salaries, profit sharing, bonuses and indemnities.
(ii)	Share-based payment balances were reduced in the period due to the devaluation of the Company’s shares price, which is applied to measure the virtual shares (Note19).

Key Management includes members of the statutory Board of Directors and Executive Directors.

10	Property, plant and equipment

The annual weighted average rates by asset class are shown below. This information is based on the consolidated depreciation of the assets recognized in the year, compared, after annualization and elimination of any non-typical movement, to the net balance of the assets in the previous year:

	Weighted average depreciation rate (%)
Class of assets	06.30.2020	12.31.2019
Buildings and improvements	3.2%	3.5%
Installations	4.4%	8.4%
Machinery and equipment	7.4%	9.1%
Furniture and fixtures	7.1%	12.0%
Vehicles	18.4%	32.0%
Aircraft	9.1%	8.9%
Computers and peripherals	45.9%	26.4%
Tooling	9.8%	13.9%
Other assets	0.1%	0.2%
Exchange pool program assets	3.1%	2.9%

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	06.30.2020 (Unaudited)
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2019	5.1	459.2	60.1	481.8	38.1	10.4	14.7	101.5	443.8	25.5	321.0	48.2	2,009.4
Additions	—	0.1	—	7.5	0.5	0.2	—	0.4	5.3	1.8	39.6	9.1	64.5
Disposals	—	(0.8)	—	(1.5)	(0.5)	(0.2)	—	(0.3)	—	(0.1)	(6.1)	(0.5)	(10.0)
Impairment	—	—	—	(23.6)	—	—	(0.1)	—	(9.3)	—	—	—	(33.0)
Reclassifications*	—	17.2	1.5	6.9	—	—	(27.1)	(0.9)	34.7	—	(5.8)	(59.4)	(32.9)
Translation adjustments	—	(1.0)	—	(0.6)	(0.2)	—	—	(0.9)	—	(0.1)	(0.3)	—	(3.1)
Assets held for sale	6.3	236.5	29.8	368.0	11.1	1.8	48.2	21.3	164.5	3.8	374.9	67.7	1,333.9

At June 30, 2020 (Unaudited)	11.4	711.2	91.4	838.5	49.0	12.2	35.7	121.1	639.0	30.9	723.3	65.1	3,328.8

Accumulated depreciation
At December 31, 2019	—	(131.6)	(25.6)	(301.5)	(21.5)	(8.5)	(4.1)	(88.7)	(352.6)	(18.4)	(88.0)	—	(1,040.5)
Depreciation	—	(17.2)	(2.6)	(32.4)	(1.7)	(0.6)	(1.0)	(7.7)	(24.7)	—	(16.0)	—	(103.9)
Disposals	—	0.8	—	1.4	0.3	0.2	—	0.2	—	—	0.9	—	3.8
Reclassifications*	—	—	—	—	—	—	—	—	—	—	(3.2)	—	(3.2)
Interest on capitalized assets	—	(0.6)	—	—	—	—	—	—	—	—	—	—	(0.6)
Translation adjustments	—	0.3	—	0.6	0.1	—	—	0.6	—	—	1.9	—	3.5
Assets held for sale	—	(20.5)	(4.1)	(70.6)	(2.0)	(0.2)	(19.0)	(8.4)	(8.8)	—	(110.6)	—	(244.2)

At June 30, 2020 (Unaudited)	—	(168.8)	(32.3)	(402.5)	(24.8)	(9.1)	(24.1)	(104.0)	(386.1)	(18.4)	(215.0)	—	(1,385.1)

Net
At December 31, 2019	5.1	327.6	34.5	180.3	16.6	1.9	10.6	12.8	91.2	7.1	233.0	48.2	968.9
At June 30, 2020 (Unaudited)	11.4	542.4	59.1	436.0	24.2	3.1	11.6	17.1	252.9	12.5	508.3	65.1	1,943.7

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	12.31.2019
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2018	11.0	750.1	162.4	972.4	74.2	17.3	76.2	190.0	629.1	27.6	650.8	93.7	3,654.8
Additions	0.4	5.3	—	43.6	5.6	0.6	31.7	5.0	28.2	10.3	91.8	62.0	284.5
Disposals	—	(8.3)	(3.7)	(60.2)	(22.4)	(3.0)	—	(45.4)	(26.1)	(1.0)	(19.0)	(0.8)	(189.9)
Impairment	—	—	—	(14.1)	—	—	(4.6)	—	(1.8)	—	—	—	(20.5)
Reclassifications*	—	30.3	6.3	11.3	(1.4)	0.1	(40.4)	(6.6)	7.0	(7.6)	(21.8)	(39.3)	(62.1)
Translation adjustments	—	(0.6)	(0.1)	(1.9)	(0.1)	(0.1)	—	(0.2)	—	—	(6.1)	0.3	(8.8)
Assets held for sale	(6.3)	(317.6)	(104.8)	(469.3)	(17.8)	(4.5)	(48.2)	(41.3)	(192.6)	(3.8)	(374.7)	(67.7)	(1,648.6)

At December 31, 2019	5.1	459.2	60.1	481.8	38.1	10.4	14.7	101.5	443.8	25.5	321.0	48.2	2,009.4

Accumulated depreciation
At December 31, 2018	—	(219.4)	(105.6)	(518.1)	(44.6)	(13.8)	(38.7)	(154.5)	(371.5)	(11.4)	(212.5)	—	(1,690.1)
Depreciation	—	(15.2)	(3.7)	(32.9)	(4.6)	(1.0)	(1.3)	(7.0)	(25.2)	—	(12.5)	—	(103.4)
Disposals	—	7.4	4.8	67.7	19.1	3.3	—	42.5	7.3	0.3	9.5	—	161.9
Reclassifications*	—	(2.9)	2.8	5.6	—	—	16.9	1.7	—	(7.3)	11.8	—	28.6
Interest on capitalized assets	—	(1.6)	—	—	—	—	—	—	—	—	—	—	(1.6)
Translation adjustments	—	(1.5)	—	1.4	(0.1)	0.1	—	0.2	(0.1)	—	5.2	—	5.2
Assets held for sale	—	101.6	76.1	174.8	8.7	2.9	19.0	28.4	36.9	—	110.5	—	558.9

At December 31, 2019	—	(131.6)	(25.6)	(301.5)	(21.5)	(8.5)	(4.1)	(88.7)	(352.6)	(18.4)	(88.0)	—	(1,040.5)

Net
At December 31, 2018	11.0	530.7	56.8	454.3	29.6	3.5	37.5	35.5	257.6	16.2	438.3	93.7	1,964.7
At December 31, 2019	5.1	327.6	34.5	180.3	16.6	1.9	10.6	12.8	91.2	7.1	233.0	48.2	968.9

*	Non-cash transactions.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

11	Intangible assets

Internally developed intangible assets relate to expenditure incurred in developing new aircraft, including support services, production labor, materials and direct labor allocated to the construction of aircraft prototypes or significant components, and also the use of advanced technologies to make the aircraft lighter, quieter, more comfortable and energy-efficient and to reduce emissions, in addition to speeding up design and manufacture, while optimizing the use of resources.

	06.30.2020 (Unaudited)
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2019	—	1,292.3	49.3	3.6	9.4	213.7	10.0	75.0	1,653.3
Additions	30.0	5.7	1.2	—	0.7	2.1	—	11.8	51.5
Impairment	(58.1)	—	—	—	—	—	—	—	(58.1)
Interest on capitalized assets	—	0.5	—	—	—	—	—	—	0.5
Translation adjustments	—	—	—	—	—	(0.5)	(2.4)	(3.5)	(6.4)
Assets held for sale	1,062.7	26.5	—	—	—	82.4	—	29.2	1,200.8

At June 30, 2020 (Unaudited)	1,034.6	1,325.0	50.5	3.6	10.1	297.7	7.6	112.5	2,841.6

Acumulated amortization
At December 31, 2019	—	(550.1)	(32.8)	(1.3)	(3.7)	(165.6)	—	(5.7)	(759.2)
Amortization	(33.2)	(6.2)	(0.2)	—	—	(26.5)	—	(3.5)	(69.6)
Amortization of contribution from suppliers	—	1.7	—	—	—	—	—	—	1.7
Interest on capitalized assets	—	(0.2)	—	—	—	—	—	—	(0.2)
Translation adjustments	—	—	—	—	—	0.4	—	0.6	1.0
Assets held for sale	(13.9)	(17.8)	—	—	—	(8.8)	—	(2.4)	(42.9)

At June 30, 2020 (Unaudited)	(47.1)	(572.6)	(33.0)	(1.3)	(3.7)	(200.5)	—	(11.0)	(869.2)

Intangible, net
At December 31, 2019	—	742.2	16.5	2.3	5.7	48.1	10.0	69.3	894.1
At June 30, 2020 (Unaudited)	987.5	752.4	17.5	2.3	6.4	97.2	7.6	101.5	1,972.4

	12.31.2019
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2018	1,916.3	1,341.2	43.4	3.5	6.3	350.3	10.4	68.8	3,740.2
Additions	188.2	31.3	5.9	0.1	3.1	19.3	—	35.4	283.3
Contributions from suppliers	(4.5)	—	—	—	—	—	—	—	(4.5)
Disposals	—	—	—	—	—	(2.0)	—	—	(2.0)
Impairment	—	(55.6)	—	—	—	—	—	—	(55.6)
Interest on capitalized assets	4.9	1.9	—	—	—	—	—	—	6.8
Translation adjustments	—	—	—	—	—	—	(0.4)	—	(0.4)
Assets held for sale	(2,104.9)	(26.5)	—	—	—	(153.9)	—	(29.2)	(2,314.5)

At December 31, 2019	—	1,292.3	49.3	3.6	9.4	213.7	10.0	75.0	1,653.3

Acumulated amortization
At December 31, 2018	(1,053.6)	(512.2)	(32.4)	(1.2)	(2.9)	(232.8)	—	(6.3)	(1,841.4)
Amortization	(3.1)	(75.1)	(0.4)	(0.1)	(0.8)	(14.4)	—	(2.0)	(95.9)
Amortization of contribution from suppliers	1.0	21.4	—	—	—	—	—	—	22.4
Disposals	—	—	—	—	—	1.2	—	—	1.2
Interest on capitalized assets	—	(2.4)	—	—	—	—	—	—	(2.4)
Assets held for sale	1,055.7	18.2	—	—	—	80.4	—	2.6	1,156.9

At December 31, 2019	—	(550.1)	(32.8)	(1.3)	(3.7)	(165.6)	—	(5.7)	(759.2)

Intangible, net
At December 31, 2018	862.7	829.0	11.0	2.3	3.4	117.5	10.4	62.5	1,898.8
At December 31, 2019	—	742.2	16.5	2.3	5.7	48.1	10.0	69.3	894.1

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

12	Impairment of assets

For the period ended on June 30, 2020, the Company performed impairment test over its long-lived assets (fixed assets, intangible assets and right of use assets) of the cash-generating units (“CGU”) to which goodwill and indefinite-lived assets are allocated, as well as for the additional CGUs with long-lived assets allocated, due to the following identified sources that might indicate assets devaluation:

•	Based on the Company’s market capitalization as of June 30, 2020, the carrying amount of the Company’s equity was higher than its market value.

•	The current scenario of the COVID-19 emerged a necessity to the Company reassess its strategies and the impacts on its business.

•

The change in the designation of long-lived assets of Commercial Aviation and related services from “held for sale” to “held for continuous use” due to the termination of the transaction with Boeing, as disclosed in Note 1.1.1, requires remeasurement of these assets at the lower of its carrying amount and its recoverable amount, which is determined by the higher amount of value-in-use and the fair value less costs to sell.

As a result of impairment test performed for the reporting period June 30, 2020, the Company identified impairment losses in the CGU of E2 platform (Commercial Aviation) and recognized as other operating expenses, net in profit or loss of the period, as detailed below. In the previous year ended on December 31, 2019, impairment losses were recognized in CGU of Mid-Size / Super Mid-Size platform (Executive Aviation). There is no indicative of additional impairment losses in this period for that CGU:

	Losses recognized in
	06.30.2020	12.31.2019
	E2 Platform	Mid-Size / Super Mid-Size Platform
Allocation of impairment losses recognized:
Fixed assets – Machinery and Equipment	23.6	14.1
Fixed assets – Tooling	9.3	1.8
Intangibles – Internally developed	58.2	55.7

	91.1	71.6

Impairment losses recognized in operating segments (Note 25)
Commercial Aviation	91.1	—
Executive Aviation	—	71.6

12.1	Key assumptions of impairment test:

•

Impairment tests as of June 30, 2020 were prepared based on value-in-use applying the discounted cash flow method and ‘traditional’ approach as defined by IAS 36, which the Company understands that is not substantially different of the CGUs fair value less cost to sell under current market conditions. The process of estimating value-in-use involves assumptions, judgements and projections of future cash flows. Impacts of the economic environment resulting from the COVID-19 pandemic were considered in the cash flows projections based on the Company’s best estimates in the reporting period.

•

The Company revised the identification of its CGUs for the period ended on June 30, 2020 and, due to the reclassification of assets previously “held for sale” to “held for continuous use” (Note 1.1.1), segregated and included CGUs of Commercial Aviation (170/175, 190/195 and E2 platforms) in the impairment test for this period. As of December 31, 2019, these CGUs were considered as a single CGU (Commercial Aviation) and tested for recoverable amount based on the expected realization of the now termination transaction with Boeing (fair value less costs to sell).

•

Estimated future cash flows were discounted using the weighted average capital cost rate (WACC), which is reconciled to an estimate discount pre-tax rate of 11.1% and 11.3% in 06/30/2020 and 12/31/2019, respectively.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

•

The estimated future cash flows in Reais were converted into Company’s functional currency (US$) based on observable conversion rate on June 30, 2020 of R$ 5.4760. The depreciation of the Real versus the US Dollar occurred in 2020 until the present date has a positive impact on future cash flows due to the reduction of cash outflows indexed in Reais (cost of products sold and general expenses). However, the appreciation of the Real in future periods might generate impairment losses.

12.2	Sensitivity analysis:

Except for CGUs of E2 and Mid-Size/ Super Mid-Size platforms, for which a sensitivity analysis is demonstrated below, the remaining CGUs present headrooms falling in range of 25% to 950% when compared the recoverable amount measured by its value-in-use and its carrying amount in reporting date, therefore there are no risk of impairment loss in these CGUs, considering the assumptions applied in the sensitivity analysis of this period.

E2 Platform (Commercial Aviation)

As disclosed in Note 40.3 of the most recent annual consolidated financial statements as of December 31, 2019, the Company estimated, based on preliminary calculations, the recognition of impairment losses in this CGU in the range of US$ 153.0 to US$ 526.0, which considered estimates of the Company’s management before the conclusion of the review of the medium and long term strategic plan by the impacts of COVID-19 and also observable assumptions when the preliminary calculations were performed (discount rate pre-tax of 10.6% and exchange rate of US$/R$ of R$ 5.1987). During the second quarter of 2020, the review of strategic plan was completed by the Company’s management with the identification of new factors. The domestic and regional aviation market has shown as an opportunity in the post-crisis period, showing an early recovery compared to international routes and with larger distances, which favors the demand for commercial jets of the E2 platform. According to recent studies by the International Air Transport Association (IATA), the expectation of a resumption of passenger flow to pre-crisis levels will occur in 2024. The Company incorporated these factors in its updated projections. The increase of 5% in the US$/R$ exchange rate in the period also favored the cash flows projected by the decrease in costs indexed in Reais. As a result, the effective loss recognized in the interim condensed consolidated financial statements as of June 30, 2020 was US$ 91.1.

The table below presents the sensitivity analysis of the key assumptions in the impairment test:

Assumption	Factor		Sensitivity	Impact in impairment test
Estimated aircraft deliveries during the useful life of platform up to 23 years and keeping current market share		—	5%	Increase of impairment loss in US$ 93 if the level of aircrafts deliveries fluctuates negatively in 5%, or reduces to zero if fluctuates positively in 5%.
Discount rate		11.1%	1 percentage point	Increase of 1 pp. in discount rate would increase impairment loss in US$ 132, or a reduction of 1 pp. in discount rate would change impairment loss to zero.
Foreign exchange rate (US$/R$) – rate applied to translate cash flows generated in a different currency (R$) from the functional currency (US$)	R$	5.4760	10%	Reduction of 10% in spot rate as of 06/30/2020 would increase impairment loss in US$ 221, or reduce to zero if spot rate increases in 10%.

Mid-Size / Super Mid-Size Platform (Executive Aviation)

Compared to the previous impairment test performed on December 31, 2019, the future cash flows of this UGC were negatively impacted in the period by the economic environment resulting from the COVID-19 pandemic (demand reduction by approximately 11%) and positively by the depreciation of the Real versus U.S. Dollar, a factor that favors the decrease in the production costs denominated in Reais, with an accumulated negative variation of 36% since December 31, 2019, when the Company recognized impairment losses of US$ 71.6 on the platform as previously mentioned.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The table below presents the sensitivity analysis of the key assumptions in the impairment test:

Assumption	Factor		Sensitivity	Impact in impairment test
Estimated aircraft deliveries during the useful life of platform up to 30 years and keeping current market share		—	5%	Increase of impairment loss in US$ 55 if the level of aircrafts deliveries fluctuates negatively in 5%, or reduces to zero if fluctuates positively in 5%.
Discount rate		11.1%	1 percentage point	Increase of 1 pp. in discount rate would increase impairment loss in US$ 59, or a reduction of 1 pp. in discount rate would change impairment loss to zero.
Foreign exchange rate (US$/R$) – rate applied to translate cash flows generated in a different currency (R$) from the functional currency (US$)	R$	5.4760	10%	Reduction of 10% in spot rate as of 06/30/2020 would increase impairment loss in US$ 44, or reduce to US$ 38 if spot rate increases 10%.

13	Loans and financing

	Currency	Contractual interest rate - %	Effective interest rate - %	Maturity		06.30.2020	12.31.2019
						(Unaudited)
Other currencies:
Working capital	US$	3.07% to 4.50%	3.07% to 4.50%	2030		227.8	—
		5.05% to 5.70%	5.05% to 5.70%	2027	(i)	2,787.6	—
		Libor 3M + 1.50%	Libor 3M + 1.50%	2020	(ii)	423.3	—
		Libor 6M + 2.60%	Libor 6M + 2.60%	2027		101.0	—
	Euro	0.00%	0.00%	2027		20.7	—
Export financing	US$	Libor 3 M and Libor 6 M + 4.80% a 5.00%	Libor 3 M and Libor 6 M + 4.80% a 5.00%	2022	(iii)	110.0	—
Property, plant and equipment	US$	0.13%	0.13%	2035
		Libor 1M + 2.44%	Libor 1M + 2.44%	2037		51.8	47.9

						3,722.2	47.9

In local currency:
Project development	R$	3.5%	3.5%	2023		27.6	43.1
		TJLP - 1.00%	TJLP - 1.00%
Credit Note for Exportation	R$	100% of CDI + 3.86%	100% of CDI + 3.86%	2022	(iii)	49.4	—

						77.0	43.1

Total						3,799.2	91.0

Current portion						471.2	14.9
Non-current portion						3,328.0	76.1

(i)	Bonds:

Between August and September 2013, through its subsidiary Embraer Overseas Limited, Embraer S.A. made an offer to exchange existing bonds maturing in 2017 (settled in January 2017) and 2020 for “New Notes” maturing in 2023. In the case of bonds maturing in 2017, the exchange offer resulted in US$ 146,399 of the aggregate principal of existing notes and US$ 337,168 of the aggregate principal of the 2020 Notes, representing approximately 54.95% of the Notes exchanged. The total of the exchange offer, taking into account the effects of the exchange price on the negotiations and the total New Notes issued closed at approximately US$ 540,518 in principal at a rate of 5.696% p.a., maturing on September 16, 2023. The operations are fully and unconditionally guaranteed by the Parent Company.

In June 15, 2012, Embraer S.A. raised funds by issuing guaranteed notes, maturing on June 15, 2022, through an overseas offer of US$ 500,000 at a rate of 5.15% p.a.

In June 2015, the Company’s wholly owned finance subsidiary Embraer Netherlands Finance B.V, which only performs financial operations, issued US$ 1,000,000 in Guaranteed Notes at 5.05% p.a., due on June 15, 2025, in an offering subsequently registered with the SEC. This operation is fully and unconditionally guaranteed by the Parent Company. Because Embraer Netherlands Finance B.V is a wholly owned subsidiary of Embraer S.A., whose objective is to perform financial operations.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

In February 2017, Embraer Netherlands Finance B.V., Embraer S.A. subsidiary, issued an offering registered with the SEC of US$ 750,000 with a nominal interest rate of 5.40% p.a. maturing February 1, 2027. The operations are fully and unconditionally guaranteed by the Parent Company. Because Embraer Netherlands Finance B.V. is a wholly owned subsidiary of Embraer S.A., whose objective is to perform financial operations.

On January 1, 2020, as a result of internal carve-out process related to assets and liabilities of the Commercial Aviation business unit (Note 3), the Company amended the indentures governing the senior unsecured notes due 2020, 2022, 2023, 2025 and 2027 in order to (i) substitute Embraer S.A. for Yaborã as the issuer of the notes due 2022; and (ii) have Yaborã substitute Embraer S.A. as guarantor of the notes due 2020, 2023, 2025 and 2027.

On March 10, 2020, Embraer S.A. and Yaborã further amended the indentures governing the notes due 2022, 2023, 2025 and 2027, without the consent of the holders of these notes, to reflect that, from such date, Embraer S.A. irrevocably and unconditionally guarantee the full and punctual payment of the principal, premium, interest, additional amounts and all other amounts that may become due and payable under the relevant notes and indentures. The terms of the supplemental indentures provide, among other things, that the Embraer S.A. guarantee shall automatically terminate on the date that the Company cease to own 100% of the share capital of Yaborã.

On March 17, 2020, Yaborã announced that it obtained the relevant consents of the holders of the notes due 2022, 2023, 2025 and 2027 and, accordingly, further amended the indentures under which the notes due 2022, 2023, 2025 and 2027 were issued.

The Bonds issued in the international capital markets were part of the disposal group (assets and related liabilities held for sale) as of December 31, 2019 (Note 3).

(ii)

On March 13, 2020, Embraer Aviation Netherlands B.V., a wholly-owned subsidiary of the Company, entered into a loan credit and guarantee agreement with Citibank, N.A., J.P. Morgan Chase Bank, N.A. and Banco Santander, S.A. in the amount of US$ 600.0, accruing interest at three months LIBOR plus 1.5% per year, maturing on December 15, 2020.

(iii)

On June 2020, the Company finalized the terms of working capital and export financing agreements in an aggregate principal amount of up to US$ 615.0, with a term of up to four years. The amount of US$ 300.0 is financed by the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), which agreement was signed on June 26, 2020, and the remaining of US$ 315.0 is financed by private and public banks (Banco do Brasil, Bradesco, Morgan Stanley, Natixis and Santander), of which US$ 305.0 were disbursed as of July 31, 2020.

On June 30, 2020 and 2019, the changes in loans and financing were as follows:

	06.30.2020	12.31.2019
	(Unaudited)
Opening balance	91.0	3,647.6
Principal addition	777.5	400.5
Interest addition	75.1	186.3
Principal payment	(362.5)	(645.9)
Interest payment	(72.5)	(188.1)
Foreing exchange	(10.6)	(8.2)
Liabilities held for sale	3,301.2	(3,301.2)

Total	3,799.2	91.0

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

As of June 30, 2020, the maturity schedules of the long-term financing are:

Year
2021	220.2
2022	670.2
2023	527.4
2024	12.9
2025	1,004.3
After 2025	893.0

3,328.0

13.1	Interest and guarantees

On June 30, 2020, loans denominated in US dollars (97.4% of the total) are mainly subject to floating interest rates. The weighted average rate was 4.89% p.a. (2.43% p.a. on December 31, 2019).

On June 30, 2020, loans denominated in Reais (2.0% of the total) are subject to interest rate based on the Brazilian Long-term Interest Rate (“TJLP”) and CDI. The weighted average rate was 0.85% p.a. (1.52% p.a. on December 31, 2019).

On June 30, 2020, loans denominated in Euros (0.6% of the total) had an interest rate of zero percent.

Bank guarantees in the amount of US$ 449.0 (US$ 127.2 as of December 31, 2019) were provided as collateral for certain loans and financing of the Parent Company. In addition, the Parent Company provided guarantees in the amount of US$ 3,792.3 (US$ 63.1 as of December 31, 2019) for loans and financing of its subsidiaries.

13.2	Restrictive clauses

Loans and financing contracts are subject to restrictive clauses, consistent with usual market practices, such as control over the Company’s current liquidity ratio and the degree of leverage through the ratio of total consolidated indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization, as defined). It also includes normal restrictions on the creation of new liens on assets, significant changes in the Company’s share control, sale of assets and payment of dividends in excess the minimum required by law in cases of default in financing and in transactions with controlled entities.

As of June 30, 2020, the Company and its subsidiaries were in compliance with all the restrictive clauses, according with contracts clauses, including for loans and financing recorded as liabilities held for sale.

14	Income taxes

As the tax basis for the majority of the Company’s assets and liabilities is maintained in Brazilian Reais and the accounting basis is measured in U.S. dollar (functional currency), the fluctuations in the exchange rate significantly impacted the tax basis and, in turn, the deferred income tax expense (benefit).

Credits relating to temporary differences on non-deductible provisions, represented by labor contingencies, provisions and disputed taxes will be realized as such proceedings are concluded.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

14.1	Deferred income tax and social contribution

The components of deferred tax assets and liabilities are as follows:

	06.30.2020	12.31.2019
	(Unaudited)
Temporarily non-deductible provisions *	245.6	65.2
Tax loss carryforwards	8.6	0.2
Functional currency effect of the non monetary assets	(647.3)	(297.4)
Gains not realized from sales of the Company to subsidiairies	19.8	23.1
Effect of differences by fixed asset	25.8	(12.0)
Differences between basis: account x tax	(0.8)	(50.7)

Deferred tax assets (liabilities), net	(348.3)	(271.6)

Total deferred tax asset	160.3	0.7
Total deferred tax liability	(508.6)	(272.3)

*

Expenses and income temporarily non-deductible include accounting provisions, foreign exchange rate gains or losses included in income tax calculation when cash settled and other differences which will be included or excluded in income tax calculation when realized for fiscal purposes.

Changes in deferred income tax that affected profit or loss were as follows:

	From the statement of income	Other comprehensive income	Total
At December 31, 2018	(258.2)	25.8	(232.4)

Temporarily non-deductible provisions	14.3	—	14.3
Tax loss carryforwards	1.1	—	1.1
Functional currency effect of the non monetary assets	16.5	—	16.5
Gains not realized from sales of Parent Company to subsidiairies	0.4	—	0.4
Effect of differences by fixed asset	(47.7)	—	(47.7)
Differences between basis: account x tax	(70.3)	(1.1)	(71.4)
Discontinued operation	19.8	27.8	47.6

At December 31, 2019	(324.1)	52.5	(271.6)

Temporarily non-deductible provisions	162.9	—	162.9
Tax loss carryforwards	7.0	—	7.0
Functional currency effect of the non monetary assets	(340.5)	—	(340.5)
Gains not realized from sales of Parent Company to subsidiairies	(3.3)	—	(3.3)
Effect of differences by fixed asset	41.7	—	41.7
Differences between basis: account x tax	50.7	4.8	55.5

At June 30, 2020 (Unaudited)	(405.6)	57.3	(348.3)

14.2	Reconciliation of income tax expense

	06.30.2020	06.30.2019
	(Unaudited)	(Unaudited)
Loss before income tax	(497.8)	(53.6)

Income tax and social contribution at the nominal Brazilian enacted tax rate - 34%	169.3	18.2

Functional currency effect of the non monetary assets	(618.7)	33.9
Research and development tax incentives	0.1	—
Equity in the earnings of subsidiaries	1.5	—
Fiscal credits (recognized and non recognized)	(27.6)	(12.8)
Tax rate diference	1.1	3.7
Other difference between IFRS and fiscal basis *	368.9	(21.4)

	(274.7)	3.4

Income tax and social contribution income (expense) benefit as reported	(105.4)	21.6

Current income tax and social contribution expense as reported	(23.9)	(18.8)
Deferred income tax and social contribution income (expense) benefit as reported	(81.5)	40.4

*

Others and differences between accounting and fiscal basis mainly refer to: permanent additions and exclusions, realization of foreign exchange gain or loss, transfer pricing adjustments and differences between accounting basis and

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

fiscal treatments in the income tax calculation (depreciation of fixed assets, provision for inventory losses, among others). It also includes tax impacts of the internal carve-out process concluded as of January 1, 2020, in relation to provisions transferred as part of the capital contribution by Embraer to Yaborã (Note 3) and added in the taxable income for the period according to the Brazilian tax rules.

14.3	Uncertainty over income tax treatments

The Company and its subsidiaries held certain discussions with Brazilian tax authorities over administrative and judicial matters related to uncertain treatments adopted when calculating income tax and social contribution on net income, whose prognostic assessment was that the opted tax positions will probably be accepted by the authorities, based on internal and external evaluation by legal advisors. A summary of these processes, related contingent liabilities and their potential effects is presented in Notes 16.3 (iii), (iv) and (v).

15	Financial guarantees and residual value guarantees

	06.30.2020	12.31.2019
Financial guarantee of residual value	105.4	—
Financial guarantee	9.6	—
Additional provision	5.9	—

	120.9	—

Current portion	51.7	—
Non-current portion	69.2	—

The movement on the financial guarantees and residual guarantees is shown below:

	Financial guarantee	Financial guarantee of residual value	Accounts payable	Additional provision	Total
At December 31, 2018	11.6	125.4	15.1	—	152.1

Interest Additions	—	—	0.6	—	0.6
Disposals	—	—	(15.7)	—	(15.7)
Market value	—	4.2	—	—	4.2
Guarantee amortization	(0.9)	—	—	—	(0.9)
Liabilities held for sale	(10.7)	(129.6)	—	—	(140.3)

At December 31, 2019	—	—	—	—	—

Additions	—	—	—	5.9	5.9
Market value	—	(24.2)	—	—	(24.2)
Guarantee amortization	(1.1)	—	—	—	(1.1)
Liabilities held for sale	10.7	129.6	—	—	140.3

At June 30, 2020 (Unaudited)	9.6	105.4	—	5.9	120.9

15.1	Commitments (maximum exposure with financial guarantees)

The table below provides quantitative data on the financial guarantees provided by the Company to third parties in the Commercial Aviation business unit. The maximum potential payments (off balance sheet exposure) represent the worst-case scenario and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	06.30.2020	12.31.2019
	(Unaudited)
Maximum financial guarantees	18.5	35.9
Maximum residual value guarantees	194.2	204.3
Mutually exclusive exposure (i)	(4.5)	(12.5)
Provisions and liabilities recorded	(115.0)	(140.3)

Off-balance sheet exposure	93.2	87.4

Estimated proceeds from financial guarantees and underlying assets	86.6	86.9

(i)

When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

This exposure is reduced by the fact that, to benefit from the guarantee, the counterparty must ensure that the aircraft complies with rigid conditions for its return.

16	Provisions and contingent liabilities

16.1	Provisions

	06.30.2020	12.31.2019
	(Unaudited)
Product warranties (i)	72.9	67.1
Provisions for labor, taxes and civil (ii)	53.4	66.4
Taxes	30.7	41.7
Post retirement benefits	24.6	11.7
Environmental provision	1.9	0.3
Other	21.0	15.7

	204.5	202.9

Current portion	96.8	103.1
Non-current portion	107.7	99.8

(i)	Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircraft delivered in order to meet performance targets.
(ii)	Provisions for labor, tax or civil contingencies, as shown in the table below (Note 16.2).

Changes in provision:

	Product warranties	Provisions labor, taxes and civil	Post retirement benefits	Taxes	Environment provision	Other	Total
At December 31, 2018	98.0	58.4	31.7	31.4	2.4	20.5	242.4

Additions	54.2	23.8	—	63.9	2.3	—	144.2
Interest	—	5.2	2.2	—	—	—	7.4
Used/payments	(29.7)	(7.1)	—	(54.0)	(1.7)	(0.4)	(92.9)
Reversals	(43.2)	(10.6)	(1.8)	—	—	—	(55.6)
Translation adjustments	(0.2)	(1.9)	(0.7)	0.4	(0.1)	(0.6)	(3.1)
Liabilities held for sale	(12.0)	(1.4)	(19.7)	—	(2.6)	(3.8)	(39.5)

At December 31, 2019	67.1	66.4	11.7	41.7	0.3	15.7	202.9

Additions	0.7	5.6	—	19.1	0.4	1.3	27.1
Interest	—	2.5	0.8	—	—	—	3.3
Used/payments	(8.7)	(1.4)	(0.3)	(30.2)	(0.2)	—	(40.8)
Reversals	(3.7)	(4.8)	—	—	(0.1)	—	(8.6)
Translation adjustments	5.5	(16.4)	(7.3)	0.1	(1.1)	0.2	(19.0)
Liabilities held for sale	12.0	1.5	19.7	—	2.6	3.8	39.6

At June 30, 2020 (Unaudited)	72.9	53.4	24.6	30.7	1.9	21.0	204.5

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

16.2	Labor, tax and civil provisions

	06.30.2020		12.31.2019
Tax related	(Unaudited	)
IRPJ (i)	10.2		13.6
PIS and COFINS	3.9		5.3
Social security contributions (ii)	1.7		2.4
Import taxes (iii)	0.6		0.8
Others	0.2		—

	16.6		22.1
Labor related
Plurimas 461/1379 (iv)	5.7		9.6
Reintegration (v)	5.3		6.0
Overtime (vi)	6.4		7.6
Dangerousness (vii)	1.1		1.4
Indemnity (viii)	4.7		4.9
Third parties	1.4		1.5
Others	12.0		12.9

	36.6		43.9
Civil related
Indemnity (ix)	0.2		0.4

	0.2		0.4

	53.4		66.4

Current portion	15.6		21.4
Non-current portion	37.8		45.0

(i)	The Company has obtained an injunction to suspend collection of withholding tax related to values transferred overseas.
(ii)	On September 2, 2020, the Company was notified by the authorities for failing to withhold social security contributions from service providers. These lawsuits are at the second court level.
(iii)

Deficiency and Penalty Notices issued against the Company involving the drawback regime, disputing possible differences in relation to the tax classification of certain products and is at the analysis stage in the Federal Supreme Court—STJ (Supremo Tribunal de Justiça).

(iv)	Refers to claims for backdated salary increases and productivity payments, brought by former employees.
(v)	Suits brought by former employees claiming reinstatement with the Company for various reasons.
(vi)	Requests for payment of alleged differences in relation to overtime.
(vii)	Requests that seek recognition of hazardous activity.
(viii)	Indemnity claims in connection with alleged work-related accidents, pain and suffering, etc.
(ix)	Other indemnity claims brought by parties that had some kind of legal relationship with the Company.

The tax, labor and civil provisions are recorded in accordance with the Company’s accounting policy and the amounts shown here represent the estimated amounts that the Company’s legal department and its external counsel expect the Company to have to disburse to settle the lawsuits.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

16.3	Contingent liabilities

Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy, in the opinion of the Company’s legal department, supported by its external counsel. When the contingent liability arises from the same set of circumstances as an existing provision, the type of the corresponding provision is indicated at the end of the description. The Company’s main contingent liabilities are listed below:

(i)

The Company had a legal discussion related to the ISSQN rate in the amount of US$ 47.5 on March 31, 2020 (US$ 60.0 on December 31, 2019). Final court decision was reached with favorable outcome to the Company as of June 1, 2020, therefore the contingent liability previously under legal discussion were extinguised.

(ii)	The Company has a legal dispute over AIIM on SAT / Agentes Nocivos from 2003 in the amount of US$ 5.7 on June 30, 2020 (US$ 7.7 on December 31, 2019).

(iii)	The Company has a dispute about the transfer price calculation from the year 2009 in the amount of US$ 6.7 on June 30, 2020 (US$ 9.0 on December 31, 2019).

(iv)	The Company is involved in a legal dispute related to tax credits paid by its subsidiaries abroad amounting to US$ 73.8 on June 30, 2020 (US$ 99.6 on December 31, 2019).

(v)

The Company has a dispute on the 2007 Tax Assessment Notice regarding the validity of the provisions contained in the Normative Instruction No. 213/02, which determined the taxation of profits from abroad through the application of Brazilian rules. The dispute involves transfer pricing in loans between associates, equity method, among others. On September 1, 2010, decadence had been accepted to exclude the requirements of the first three quarters of 2002, and it was determined to carry out diligence to collect information requested by the National Treasury Attorney (Procuradoria da Fazenda Nacional—PNF). In April 2019 the judge trial was converted into diligence. The amount is US$ 119.1 on June 30, 2020 (US$ 161.0 on December 31, 2019).

(vi)

The Company has a discussion on the disallowance of credits launched in several PERDCOMPs (electronic request for reimbursement or refund and tax offset statement program in Brazil) in the amount of US$ 53.7 on June 30, 2020 (US$ 51.0 on December 31, 2019). On June 30, 2020, the Company received notice on a new disallowance of US$ 15.9 regarding credits of PIS and COFINS derived from import processes.

(vii)	Other tax lawsuits in the amount of US$ 0.5 as of June 30, 2020 (US$ 0.6 as of December 31, 2019).

(viii)	The Company has contingent liabilities amounting to US$ 14.7 on June 30, 2020 related to several labor claims (US$ 20.9 on December 31, 2019).

16.4	SEC/DOJ and Brazilian public prosecutor’s investigations

In October 2016, the Company entered into definitive agreements with the United States and Brazilian authorities for the resolution of criminal and civil violations of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA and for the resolution of violations of certain Brazilian laws.

Under the final agreements with the DOJ (U.S. Department of Justice) and the SEC (U.S. Securities and Exchange Commission):

•

The Company agreed to pay approximately US$ 98.2 to the SEC (of which US$20.0 million or R$64.0 million was due to the Brazilian Securities and Exchange Commission (CVM or Comissão de Valores Mobiliários) and the Brazilian Federal Public Prosecutor’s Office (MPF or Ministério Público Federal) under the term of undertaking (TCAC or Termo de Compromisso e de Ajustamento de Conduta), in the form of disgorgement of profits and pre-judgement interest.

•

The Company agreed to pay approximately US$ 107.3 to the DOJ, as penalty for one count of conspiracy to violate the anti-bribery and books and records provisions of the FCPA (U.S. Foreign Corrupt Practices Act) and one count of violating the internal controls provisions of the FCPA.

•

In a deferred prosecution agreement (DPA), the DOJ agreed to defer prosecution of the charges for three years, after which period the charges will be dismissed if the Company complied with the terms of the DPA.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

•

The Company agreed with the DOJ and the SEC to retain an external and independent anti-corruption monitorship for a period of approximately three years. In February 2020, the Company agreed to extend the term of the external and independent monitorship for an additional 90 days in order to allow the monitor to complete his work.

•

On April 13, 2020, the monitor delivered his final report to the DOJ and to the SEC, finding that Embraer’s compliance program is reasonably designed and implemented to detect and prevent violations of the anti-corruption laws. On May 22, 2020, the monitorship term expired. Under both the DPA and the SEC Consent, there remain certain additional steps that the Company must take to complete the requirements of the DPA and the SEC Consent.

The Final Agreements and the TCAC represent the conclusion of the internal investigation of allegations of noncompliance with the FCPA and certain Brazilian laws in four aircraft sales outside Brazil between 2007 and 2011.

Related proceedings and developments are ongoing and could result in additional fines and possibly other sanctions and adverse consequences, which may be substantial. The Company believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

The Company will continue to cooperate with governmental authorities, as circumstances may require. In this regard, on February 23, 2017 the Company entered into an Exoneratory Agreement with the Mozambican authorities for collaboration with the investigations in that country and under which there are no financial obligations for Embraer. In July 2018, the Company entered into a collaboration agreement with the Attorney General’s Office of the Dominican Republic in exchange for our cooperation with ongoing investigations in that country and paid US$ 7.0 to the Dominican Republic.

17	Financial instruments

17.1	Financial instruments by category

	06.30.2020 (Unaudited)
	Note	Amortised cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
Assets
Cash and cash equivalents	4	1,872.8	—	—	1,872.8
Financial investments	5	59.8	—	65.9	125.7
Guarantee Deposits		1.4	—	—	1.4
Collateralized accounts receivable		15.8	—	—	15.8
Contract assets	21	402.8	—	—	402.8
Trade accounts receivable, net	6	230.9	—	—	230.9
Customer and commercial financing		7.7	—	—	7.7
Derivative financial instruments	7	—	—	1.4	1.4
Other Assets		48.7	—	—	48.7

		2,639.9	—	67.3	2,707.2

Liabilities
Loans and financing	13	3,799.2	—	—	3,799.2
Trade accounts payable and others liabilities		1,043.7	—	—	1,043.7
Capital Lease		62.9	—	—	62.9
Financial guarantee and of residual value	15	—	—	105.4	105.4
Derivative financial instruments	7	—	—	24.1	24.1
Other liabilities		186.6	—	—	186.6

		5,092.4	—	129.5	5,221.9

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	12.31.2019
	Note	Amortised cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
Assets
Cash and cash equivalents	4	855.2	—	—	855.2
Financial investments	5	—	—	424.7	424.7
Guarantee Deposits		0.6	—	—	0.6
Collateralized accounts receivable		17.6	—	—	17.6
Contract assets	21	461.9	—	—	461.9
Trade accounts receivable, net	6	149.4	—	—	149.4
Derivative financial instruments	7	—	—	2.1	2.1
Other Assets		34.5	—	—	34.5

		1,519.2	—	426.8	1,946.0

Liabilities
Loans and financing	13	91.0	—	—	91.0
Trade accounts payable and others liabilities		550.8	—	—	550.8
Capital Lease		38.6	—	—	38.6
Derivative financial instruments	7	—	—	4.5	4.5
Other liabilities		128.7	—	—	128.7

		809.1	—	4.5	813.6

As of December 31, 2019, the following financial assets and liabilities were included in the group of assets and liabilities held for sale (Note 3):

	Classification and measurement			Carrying amounts and fair value comparison
	Amortized cost	Fair value throguh profit or loss	Fair value hierarchy	Book value	Fair value
Financial assets
Cash and cash equivalents	1,452.5	—		1,452.5	1,452.5
Financial investments	47.5	—		47.5	—

Corporate bonds - 2.4% p.a. maturing on 2022	47.5	—		47.5	—
Trade accounts receivable, net of expected credit losses of US$ 30.0	144.6	—		144.6	144.6
Customer and commercial financing	10.7	—		10.7	10.7
Guarantee deposits	0.5	—		0.5	0.5
Other assets	111.6	—		111.6	111.6
Financial liabilities
Loans and financing	3,301.3	—		3,301.3	3,614.1

Bonds – US$, maturing on 2020 to 2027	2,949.9	—		2,949.9	3,264.5
Working capital – US$, maturing on 2021 to 2030	325.4	—		325.4	323.4
Working capital – EUR, maturing on 2023 to 2026	20.6	—		20.6	20.6
Bonds – US$, maturing on 2030	5.4	—		5.4	5.6
Lease liability	9.4	—		9.4	9.4
Trade accounts payable	474.7	—		474.7	474.7
Residual value guarantee	—	129.6	Level 3	129.6	129.6
Other payables	132.5	—		132.5	132.5

17.2	Fair value of financial instruments

The fair value of the Company’s financial assets and liabilities was determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to generate estimates of fair values. Consequently, the estimates presented below are not necessarily indicative of the amounts that might be realized in current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

The following methods were used to estimate the fair value of each category of financial instrument for which it is possible to estimate the fair value.

The carrying amounts of cash, financial investments, accounts receivable, other financial assets and current liabilities are approximately their fair values. The methods below were used to estimate the fair value of other class of financial instruments for which fair value is adopted.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Financial investments – The fair value of securities measured at amortized cost is estimated by the discounted cash flow methodology. For investments in corporate bonds, the unit price on the last trading day at the end of the reporting period is multiplied by the amount invested.

Loans and financing – The fair value of bonds is the unit price on the last trading day at the end of the reporting period multiplied by the quantity issued.

For other loans and financing, fair value is based on the amount of contractual cash flows and the discount rate used is based on the rate for contracting of a new transaction in similar conditions or in the lack thereof, on the future curve for the flow of each obligation.

The Company considers “fair value” to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. The three Levels of the fair value hierarchy are as follows:

•

Level 1—quoted prices are available in active markets for identical assets or liabilities at the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

•

Level 2—pricing inputs other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as swaps or over-the-counter forwards and options.

•

Level 3—pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management’s best estimate of fair value. At each reporting date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs. Changes in the fair value of financial instruments classified as Level 3 are recognized in profit or loss for the year as finance income (expenses), net.

The following table lists the Company’s financial assets and liabilities by level within the fair value hierarchy. The Company’s assessment of the significance of an input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. On June 30, 2020, there were no changes in the fair value methodology of the financial instruments and, therefore, there were no transfers between levels.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	06.30.2020 (Unaudited)
	Note	Level 2	Level 3	Total	Fair value of the other financial instruments	Fair value	Book value
Assets
Cash and cash equivalents	4	—	—	—	1,872.8	1,872.8	1,872.8
Financial investments	5	21.6	44.2	65.8	59.9	125.7	125.7
Guarantee Deposits		—	—	—	1.4	1.4	1.4
Collateralized accounts receivable		—	—	—	15.8	15.8	15.8
Contract assets	21	—	—	—	402.8	402.8	402.8
Trade accounts receivable, net	6	—	—	—	230.9	230.9	230.9
Customer and commercial financing		—	—	—	7.7	7.7	7.7
Derivative financial instruments	7	1.4	—	1.4	—	1.4	1.4
Other Assets		—	—	—	48.7	48.7	48.7

		23.0	44.2	67.2	2,640.0	2,707.2	2,707.2

Liabilities
Loans and financing		—	—	—	3,799.2	3,589.7	3,799.2
Trade accounts payable and others liabilities	13	—	—	—	1,043.7	1,043.7	1,043.7
Capital lease		—	—	—	62.9	62.9	62.9
Financial guarantee and of residual value	15	—	105.4	105.4	—	105.4	105.4
Derivative financial instruments	7	24.1	—	24.1	—	24.1	24.1
Other liabilities		—	—		186.6	186.6	186.6

		24.1	105.4	129.5	5,092.4	5,012.4	5,221.9

	12.31.2019
	Note	Level 2	Level 3	Total	Fair value of the other financial instruments	Fair value	Book value
Assets
Cash and cash equivalents	4	—	—	—	855.2	855.2	855.2
Financial investments	5	364.1	60.6	424.7	—	424.7	424.7
Guarantee Deposits		—	—	—	0.6	0.6	0.6
Collateralized accounts receivable		—	—	—	17.6	17.6	17.6
Contract assets	21	—	—	—	461.9	461.9	461.9
Trade accounts receivable, net	6	—	—	—	149.4	149.4	149.4
Derivative financial instruments	7	2.1	—	2.1	—	2.1	2.1
Other assets		—	—	—	34.5	34.5	34.5

		366.2	60.6	426.8	1,519.2	1,946.0	1,946.0

Liabilities
Loans and financing	13	—	—	—	91.0	85.1	91.0
Trade accounts payable and others liabilities		—	—	—	550.8	550.8	550.8
Capital lease		—	—	—	38.6	38.6	38.6
Derivative financial instruments	7	4.5	—	4.5	—	4.5	4.5
Other liabilities		—	—	—	128.7	128.7	128.7

		4.5	—	4.5	809.1	807.7	813.6

	Fair value of financial instruments using significant unobservable inputs (level 3)
	Assets	Liabilities
At 12.31.2018	59.9	125.4

Changes in fair value	0.7	4.2
Reclassification to held for sale	—	(129.6)

At 12.31.2019	60.6	—

Changes in fair value	(15.7)	(24.2)
Exchange variation	(0.7)	—
Discontinued operation	—	129.6

At 06.30.2020	44.2	105.4

Changes in Level 3 financial instruments are recognized in the consolidated statements of income under the caption of financial income (expense), net.

17.3	Financial risk management policy

The Company has and follows a risk management policy, which involves the diversification of transactions and counterparties, with the objective of identifying the risks related to the financial transactions, as well as the operational directives related to these financial transactions. The policy provides for regular monitoring

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

and management of the nature and general situation of the financial risks in order to assess the results and the financial impact on cash flows. The credit limits and risk rating of the counterparties are also reviewed periodically.

The Company’s risk management policy is part of the financial management policy established by the Executive Directors and approved by the Board of Directors and provides for monitoring by a Financial Management Committee. Under this policy, the market risks are mitigated when there are no offsetting elements in the Company’s operations and when it is considered necessary to support the corporate strategy. The Company’s internal control procedures provide for consolidated monitoring and supervision of the financial results and of the impact on cash flows.

The Financial Management Committee assists the Financial Department in examining and reviewing information in relation to the economic scenario and its potential impact on the Company’s operations, including significant risk management policies, procedures, and practices.

The financial risk management policy includes the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. The use of these instruments for speculative purposes is forbidden.

17.3.1	Capital management

The Company uses capital management to ensure the continuity of its investment program and offer a return to its shareholders and benefits to its stakeholders and to maintain an optimized capital structure in order to reduce costs.

The Company may review its dividends payment policy, payback capital to the shareholders, issue new shares or sell assets in order to maintain or adjust its capital structure (to reduce indebtedness, for instance).

Liquidity and the leverage level are constantly monitored in order to mitigate refinancing risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of the Board of Directors.

The Company’s capital management may be modified to adjust to changes in the economic scenario or strategic repositioning of the Company.

As of June 30, 2020, the cash and cash equivalents and financial investments was lower than the financial indebtedness of the Company (net debt) by US$ 1,800.7 (US$ 612.4 as of December 31, 2019).

Out of the total financial indebtedness as of June 30, 2020, 12.4% was short-term (6.3% as of December 31, 2019) and the average weighted term was equivalent to 3.8 years (4.8 years as of December 31, 2019).

17.3.2	Credit risk

Credit risk is the risk of a counterparty to a transaction not meeting an obligation established in a financial instrument, or in the negotiation of sales to customers, leading to a financial loss. The Company is exposed to credit risk in its operational activities, cash held in banks and other investments in financial instruments held in financial institutions.

•	Cash and cash equivalents and financial investments

The credit risk of cash and cash equivalents and financial investments which is managed by the Financial Department is in accordance with the risk management policy. The credit limit of counterparties is reviewed on a daily basis in order to not to exceed the limits established mitigating possible losses generated by the bankruptcy of a counterparty, as well as transactions are carried out with counterparties with investment grade by risk rating agencies (Fitch, Moody’s e Standard and Poor’s). The Financial Management Committee assists the Financial Department in examining and reviewing operations with counterparties.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

As of June 30, 2020, all financial investments measured at amortized cost and at fair value through profit or loss are considered as low credit risk and are in compliance. This definition is aligned with the financial and risk management policy of the Company.

•	Trade accounts receivable and contract assets with customers

The Company may incur losses on amounts receivable from sales of spare parts and services to customers. To reduce the risk, Management performs an internal credit risk analysis which considers qualitative factors, such as past experiences, and quantitative factors, when applicable, related to external financial information. If the risk increases and/ or the customer present overdue amounts, the supply of spare parts and services can be stopped by the Company, which impacts its fleet operations.

The Company applies IFRS 9 simplified approach to the measurement of expected credit losses on trade accounts receivable balances (Note 6).

In order to calculate the expected credit losses, receivables are grouped by the period the items are outstanding, and an expected loss factor is applied based on actual credit loss experiences of each past period, which gradually increases as long as the receivable remains outstanding in portfolio. For receivables not overdue, the expected credit loss is calculated using past 10 years’ experience of losses and monitoring of forward trends. As of June 30, 2020, the initial expected loss factor under the methodology is 1.5%, except for the Commercial Aviation business unit as explained below.

As a result of the economy downturn environment generated by the crisis of the COVID-19 pandemic and its significant impacts mainly related to the commercial jets market (Commercial Aviation), the Company applied economy trends and customers data based on the main rating agencies in order to estimate the expected credit losses over the short-term receivables of such business unit during the crisis and increased the expected loss factor in the period to 23.4%. Customers with significant increase in credit risk in the period (under judicial recovery measures or bankruptcy processes), were subject to a case-by-case analysis and an additional provision was recognized based on the Management’s best estimate. Both actions taken increased the expected credit loss provision by US$ 49.5 for the six-month period ended June 30, 2020.

Contract assets refer to contracts in progress that have not been billed, mainly related to development contracts recognized over time in the Defense & Security segment.

The credit risk characteristic of the Company’s customers is different for the Defense & Security segment, since the counterparties refer only to government entities and agencies. The risk in this case is associated with the sovereign risk of each country, especially Brazil, as well as with the continuity of strategic projects under development, for which the Company usually has the enforceable right to receive for the performance completed to date. The Company historically has not presented losses in the trade accounts receivable and contract assets balances with these counterparties.

Trade accounts receivable and contract assets are written off when there is no reasonable expectation of recovery. Indications include, among others, the inability of the debtor to participate in a plan to renegotiate its debt or possible legal actions have been exhausted.

•	Other financial assets

Other financial assets measured as at amortized cost includes guarantee deposits, collateralized accounts receivable, customer financing, court-mandated escrow deposits and loan with joint operation. Also, the Company has guarantees, such as guarantee deposits in financial institutions rated as investment grade, pledge assets or other contractual guarantees, which also mitigates the risk of financial loss in these assets.

For the balances of customer financing, the Company applies the lifetime model to estimate the expected credit losses. As a result of the COVID-19 pandemic and its impact over economy environment, during the six-month period ended June 30, 2020, expected credit losses of US$ 2.3 were recognized.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

17.3.3	Liquidity risk

This is the risk of the Company not having enough funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments.

Projections and assumptions are established to manage the liquidity of cash in U.S. dollars and Reais, in accordance with the financial management policy, based on contracts for future disbursements and receipts, and monitored periodically by the Company. Accordingly, possible mismatches are detected well in advance allowing the Company to adopt mitigation measures to reduce risks and financial cost.

The following table provides additional information related to undiscounted contractual obligations and commercial commitments and their respective maturities:

	Cash Flow	Less than one year	One to three years	Three to five years	More than five years
At June 30, 2020
Loans and financing	4,568.4	521.0	1,216.1	785.7	2,045.6
Trade accounts payable	787.1	787.1	—	—	—
Recourse and non recourse debt	15.8	4.1	5.9	4.4	1.4
Financial guarantees	120.9	51.7	23.3	36.8	9.1
Capital lease	62.9	9.0	20.7	8.5	24.7
Other liabilities	186.5	8.5	54.0	77.4	46.6

Total	5,741.6	1,381.4	1,320.0	912.8	2,127.4

At December 31, 2019	Cash Flow	Less than one year	One to three years	Three to five years	More than five years
Included in the statement of financial position
Loans and financing (restated*)	102.7	15.8	42.7	10.5	33.7
Trade accounts payable	358.0	358.0	—	—	—
Lease liability	38.6	7.5	12.1	5.0	14.0
Recourse and non recourse debt	17.6	4.0	7.9	4.4	1.3
Other liabilities (restated*)	128.7	3.3	52.8	70.9	1.7

Subtotal	645.6	388.6	115.5	90.8	50.7

Included in assets and liabilities held for sale (Note 3)
Loans and financing	4,141.3	330.8	1,012.5	781.4	2,016.6
Trade accounts payable	474.7	474.7	—	—	—
Lease liability	9.4	2.3	5.6	0.7	0.8
Financial guarantee and residual value guarantee	140.3	30.8	50.5	47.0	12.0
Other liabilities	132.5	127.3	5.2	—	—

Subtotal	4,898.2	965.9	1,073.8	829.1	2,029.4

Total cash flows	5,543.8	1,354.5	1,189.3	919.9	2,080.1

*

Total cash flows of the loans and financing and other liabilities included in the statement of financial position as of December 31, 2019, previously reported in the total amounts of US$ 145.8 and US$ 128.1, respectively, has been reviewed and restated by the Company to reflect the correct future cash flows under the firm contractual obligations and commercial commitments as of that reporting period.

The table above shows the outstanding principal and interest if applicable at the maturity dates. In the case of the fixed rate liabilities, interest expense was calculated based on the rate established in each debt contract. Interest expense on floating rate liabilities was calculated based on a market forecast for each period (e.g. LIBOR 6m - 12m).

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

17.3.4  Market risk

a)	Interest rate risk

This risk arises from the possibility of the Company incurring losses on the fluctuation of floating interest rates, which might increase financial expenses of financial liabilities, and/ or decrease financial income of financial assets, as well as negatively impacting the fair value of financial assets measured as at fair value. The lines of the consolidated financial statements most affected by interest rate risks are:

•

Cash, cash equivalents and financial investments—the Company’s policy for managing the risk of fluctuations in interest rates on financial investments is to maintain a system to measure market risk, which consists of an aggregate analysis of variety of risk factors that might affect the return of those investments.

•

Loans and financing—the Company monitors financial markets with the purpose of evaluate hedge structures (derivative transactions) in compliance with the financial and risk management policy to protect its exposure risks of volatility in foreign currency and interest rates.

As of June 30, 2020, the Company’s cash, cash equivalents, financial investments and loans and financing were indexed as follows:

Market Risk

Without derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	1,888.1	94.48%	110.4	5.52%	1,998.5	100.00%
Loans and financing	3,063.1	80.62%	736.1	19.38%	3,799.2	100.00%

With derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	1,888.1	94.48%	110.4	5.52%	1,998.5	100.00%
Loans and financing	3,510.7	92.41%	288.5	7.59%	3,799.2	100.00%

As of June 30, 2020, the Company’s cash equivalents and post -fixed financing were indexed as follows:

Post-fixed operations by exposure factor

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	59.8	100.00%	59.8	100.00%
CDI	59.8	100.00%	59.8	100.00%
Libor	—	0.00%	—	0.00%
Loans and financing	736.1	100.00%	288.5	100.00%
TJLP	0.4	0.05%	0.4	0.14%
Libor	653.2	88.74%	227.9	79.00%
CDI	49.4	6.71%	27.1	9.39%
SIFMA	33.1	4.50%	33.1	11.47%

b)	Foreign exchange rate risk

Consequently, the Company’s operations most exposed to foreign exchange gains/losses are those denominated in Reais (labor costs, tax issues, local expenses, financial investments and loans and financing) as well as investments in subsidiaries in currencies other than the US dollar.

Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and management of foreign currency purchases and sales to ensure that, on realization of the transactions contracted, this natural hedge will occur. This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted, but do not protect against the risk of fluctuations in future results due to appreciation or depreciation of the real that can, when measured in dollars, result in an increase or reduction in the portion of costs denominated in reais.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Under certain market conditions, the Company may protect itself against potential future mismatches of expenses and revenues denominated in foreign currency, to minimize the effects of future exchange variations on the Company’s consolidated statements of income.

Efforts to minimize the foreign exchange risk for rights and liabilities denominated in currencies other than the functional currency may involve transactions with derivatives, such as swaps, exchange options and Non-Deliverable Forwards (Note 7).

As of June 30, 2020, the Company had the following amounts of financial assets and liabilities denominated in several currencies:

	06.30.2020	12.31.2019
	(Unaudited)
Loans and financing
Brazilian reais	77.0	43.1
U.S. dollars	3,701.5	47.9
Euro	20.7	—
Other currencies	—	—

	3,799.2	91.0

Trade accounts payable
Brazilian reais	78.7	73.3
U.S. dollars	655.4	248.0
Euro	52.1	35.3
Other currencies	0.9	1.4

	787.1	358.0

Total (1)	4,586.3	449.0

Cash and cash equivalents and financial investments
Brazilian reais	61.4	128.7
U.S. dollars	1,912.6	1,044.0
Euro	22.5	105.7
Other currencies	2.0	1.5

	1,998.5	1,279.9

Trade accounts receivable:
Brazilian reais	9.9	6.3
U.S. dollars	173.7	120.0
Euro	47.3	23.1

	230.9	149.4

Total (2)	2,229.4	1,429.3

Net exposure (1 - 2):
Brazilian reais	84.4	(18.6)
U.S. dollars	2,270.6	(868.1)
Euro	3.0	(93.5)
Other currencies	(1.1)	(0.1)

The Company has other financial assets and liabilities that are also influenced by foreign exchange variations that are not included in the table above. These are used to minimize exposure in the currencies presented.

17.4	Sensitivity analysis

In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments, including derivatives, is presented below describing the effects on the monetary and foreign exchange variations on the financial income and expense, as well as in the consolidated shareholders’ equity, determined on the balances recorded as of June 30, 2020, in the event of such variations in the risk component.

However, statistical simplifications were made in isolating the variability of the risk factors in question. Consequently, the following estimates do not necessarily represent the amounts that might be determined in future consolidated financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

17.4.1  Methodology

Assuming that the balances remain constant, the Company calculates the interest and exchange variation differential for each of the projected scenarios.

Evaluation of the amounts exposed to interest rate risk considers only the risks for the financial statement. Operations subject to prefixed interest rates were not included. The probable scenario is based on the possible change for each of the variables indicated, and positive and negative variations of 25% and 50% were applied to the rates in force as of the reporting date.

In the sensitivity analysis of derivative contracts, positive and negative variations of 25% and 50% were applied to the market yield curve (B3) as of the reporting date.

17.4.2  Interest risk factor

	Risk factor	Amounts exposed at 06.30.2020	Additional variations in book balances (*)
			-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Cash equivalents and financial investments	CDI	59.8	(0.7)	(0.3)	—	0.3	0.6
Loans and financing	CDI	(49.4)	(0.5)	(0.3)	—	0.2	0.5

Net impact	CDI	10.4	(1.2)	(0.6)	—	0.5	1.1
Loans and financing	LIBOR	(653.2)	1.2	0.7	0.1	(0.5)	(1.1)

Net impact	LIBOR	(653.2)	1.2	0.7	0.1	(0.5)	(1.1)
Loans and financing	TJLP	(0.4)	—	—	—	—	—

Net impact	TJLP	(0.4)	—	—	—	—	—
Rates considered	CDI	2.15%	1.05%	1.58%	2.10%	2.63%	3.15%
Rates considered	LIBOR	0.37%	0.18%	0.26%	0.35%	0.44%	0.53%
Rates considered	TJLP	4.94%	2.46%	3.68%	4.91%	6.14%	7.37%

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 06.30.2020

17.4.3  Foreign exchange risk factor

	Risk factor	Amounts exposed at 06.30.2020	Additional variations in book balances (*)
			-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Assets		405.9	209.5	111.2	13.1	(85.2)	(183.5)

Cash, cash equivalents and financial investments	R$	61.4	31.7	16.8	2.0	(12.9)	(27.8)
Other assets	R$	344.5	177.8	94.4	11.1	(72.3)	(155.7)
Liabilities		(375.5)	(193.8)	(102.9)	(12.1)	78.8	169.7

Loans and financing	R$	(77.0)	(39.7)	(21.1)	(2.5)	16.2	34.8
Other liabilities	R$	(298.5)	(154.1)	(81.8)	(9.6)	62.6	134.9

Net impact		30.4	15.7	8.3	1.0	(6.4)	(13.8)
Exchange rate considered		5.4760	2.6500	3.9750	5.3000	6.6250	7.9500

(*)	The positive and negative variations of 25% and 50% were applied on the rates

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

17.4.4   Derivative contracts

Derivative Designated as Hedge Accounting	Risk factor	Amounts exposed at 06.30.2020	Additional variations in book balances (*)
			-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Interest swap - fair value hedge	CDI	(9.6)	10.9	10.7	10.6	10.5	10.4
Hedge destinated as cash flow hedge	US$/R$	1.1	10.3	(0.8)	(10.5)	(23.6)	(37.0)
Hedge desifnated as cash flow hedge	LIBOR	(13.6)	10.2	10.7	13.6	11.5	12.0
Foreign exchange swap - interest designated as cash flow	CDI	(0.3)	5.0	2.0	(0.8)	(1.3)	(2.5)
Other derivatives
Interest swap	LIBOR	(0.2)	—	—	—	—	—
Foreign Exchange option	EUR/US$	(0.2)	(0.9)	(0.3)	0.2	0.8	1.3

Total		(22.8)	35.5	22.3	13.1	(2.1)	(15.8)

Rate considered	LIBOR	0.37%	0.18%	0.26%	0.35%	0.44%	0.53%
Rate considered	CDI	2.15%	1.05%	1.58%	2.10%	2.63%	3.15%
Rate considered	US$/R$	5.476	2.650	3.975	5.300	6.625	7.950
Rate considered	EUR/US$	1.120	0.565	0.848	1.130	1.413	1.695

(*)	The positive and negative variations of 25% and 50% were applied on the rates

18	Shareholders’ equity

18.1	Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid up capital as of June 30, 2020 and December 31, 2019 was US$ 1,551.6 and was comprised of 740,465,044 common shares, without par value, of which 4,291,938 shares were held in treasury.

The capital is comprised entirely of common shares. As per Article 14 of the Company’s bylaws, each common share generally empowered with one vote at general shareholders’ meeting, considering that no shareholder or group of shareholders, may exercise votes representing more than 5% of the quantity of shares into which our capital stock is divided. Votes that exceed this 5% threshold will not be considered.

18.2	Brazilian Federal Government Golden Share

The Federal Government holds one golden share with the same voting rights as other holders of common shares, but which grants it certain additional rights as established in Article 9 of the Embraer’s bylaws.

18.3	Treasury Shares

Common shares acquired with resources from the investments and working capital reserve. This operation occurred in accordance with rules approved by the Statutory Board of Directors in a meeting held on December 7, 2007 and corresponds to 4,291,938 common shares and US$ 13.4 as of June 30, 2020. These shares lose voting and economic rights during the period in which they are held in Treasury. The movement is shown below:

	USD	Quantity	Share value (USD)	Net income of uses
At the beggining of the year	26.5	4,385,218	6.0	—
Used for stock options plan (i)	(0.8)	(93,280)	8.6	0.4

At June 30, 2020 (Unaudited)	25.7	4,291,938	6.0	0.4

As of June 30, 2020, the market value of the shares held in Treasury was US$ 6.3 (December 31, 2019—US$ 21.4).

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

18.4	Interest on own capital and dividends

The Company did not distribute dividends and interest on equity during the period ended June 30, 2020.

19	Share-based compensation

The Company maintain as part of its Executive Compensation Policy long-term incentives plan (“LTI”), applicable to all executive officers and other Company executives, with the main objectives of (i) maintain and attract highly qualified personnel for the Company, (ii) assure those who are able to contribute to improving the Company’s performance of the right to participate in the results of their contribution, and (iii) also to ensure the continuity of the Company’s management by aligning the interests of executives with those of shareholders.

The Company’s LTI current policy is comprised of share-based compensation settled in cash (phantom shares plan). Previously, the Company also maintained shared-based compensation plan settled in stock options. The remaining stock options of last grant (March 20, 2013) were cancelled during the first quarter of 2020 (295.208 stock options were outstanding as of December 31, 2019).

19.1	Phantom shares plan

The plan is based on the granting of virtual shares to directors and managers and the main objective is to attract and keep highly qualified staff in the Company and its subsidiaries to ensure continuity of management and align the interests of directors and key personnel of the Company and controlled entities to those of the Company’s shareholders.

The value of the long-term incentives (“LTI”) will be converted at the average price of the Company’s shares in the last 30 trading days by determining the quantity of virtual shares allocated to each participant, divided into two classes, with 50% in the form of restricted virtual shares and 50% in the form of virtual performance shares.

The Company will pay the LTI by converting the quantity of virtual shares into Reais at the average quoted price (weighted by trading volume) of the Company’s shares in the last 10 trading days, as follows:

•	restricted virtual shares: (i) 33% on the third anniversary of the grant date; (ii) 33% on the fourth anniversary of the grant date, and (iii) 34% on the fifth anniversary of the grant date; and

•

A change in the virtual performance share calculation was approved in August 2017. Virtual performance shares granted in 2015, 2016 and 2017 will be paid in 2020, while those granted in 2018 will be paid in 2021. The amounts payable will now be based on the internal cost reduction target and not on the Economic Value-Added indicator.

The amounts resulting from conversion of virtual shares will be added to the amounts equivalent to dividends and interest on own capital effectively paid by the Company during the vesting period.

The fair value of virtual shares is determined based on the average price (weighted by trading volume) of the Company’s shares (EMBR3-R$) for the last 10 trading days prior to the close of the period, applied to the number of virtual shares assigned to each participant in proportion to the vesting period.

	Amount of virtual stock	Grant value	Amount of virtual stock (i)	Fair value of shares (R$)
Grants on March 10, 2016	1,095,720	31.1	105,059	0.9
Grants on June 09, 2016	55,994	1.1	6,879	0.1
Grants on August 25, 2016	70,978	1.1	55,669	0.5
Grants on August 24, 2017	1,930,350	30.5	1,519,530	13.0
Grants on April 12, 2018	1,622,986	35.2	815,567	7.0
Grants on March 12, 2019	1,005,648	19.4	384,999	3.3
Grants on March 24, 2020	1,176,780	19.9	29,117	0.2

At June 30, 2020 (Unaudited)	6,958,456	138.3	2,916,820	25.0

(i)	Virtual shares until June 30, 2020 considering the plan’s vesting period.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	Amount of virtual stock	Grant value	Amount of virtual stock (i)	Fair value of shares (R$)
Grants on March 03, 2015	1,237,090	30.2	650,178	12.3
Grants on March 10, 2016	1,095,720	31.1	685,272	13.0
Grants on June 09, 2016	55,994	1.1	43,325	0.8
Grants on August 25, 2016	70,978	1.1	59,172	1.1
Grants on August 24, 2017	1,930,350	30.5	1,535,154	29.1
Grants on April 12, 2018	1,622,986	35.2	794,616	15.0
Grants on March 12, 2019	964,198	18.6	234,598	4.4

At December 31, 2019	6,977,316	147.8	4,002,315	75.7

(i)	Virtual shares until December 31, 2019 considering the plan’s vesting period.

20	Earnings per Share

Basic and diluted earnings per common share is computed by dividing net income/(loss) for the period by the weighted average number of shares outstanding during the period, excluding shares held in Treasury.

	06.30.2020	06.30.2019
	(Unaudited)	(Unaudited)
Profit (Loss) attributable to owners of Embraer	(607.3)	(35.3)

	(607.3)	(35.3)

Weighted average number of shares (in thousands)	736,155	735,790
Basic and diluted earnings per share – U.S. dollars	(0.8)	(0.0)

As of June 30, 2020, the Company does not have outstanding potential ordinary shares which can be converted in new shares and diluted earnings per share, therefore, basic and diluted earnings per share is equivalent in the period as disclosed. As of June 30, 2019, 81,570 options were excluded from the weighted average number of shares, since their effect would have been anti-dilutive.

21	Revenue from contracts with customers

a)	Revenue disaggregation:

The following tables provide disaggregated revenue by category, including main product and service lines, and main geographic areas. The Company discloses such balances reconciled to the reportable segments, being this information regularly provided and reviewed in such way by the chief operating decision-marker.

•	Revenue by category on June 30, 2020 (unaudited):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total
Aircraft	245.4	44.4	269.3	—	0.8	559.9
Long-term contracts (Defense BU)	—	108.9	—	—	—	108.9
Others	2.2	7.6	9.9	2.1	0.6	22.4
Service	—	26.4	—	353.3	—	379.7
Spare Parts	—	0.8	—	98.3	1.0	100.1

Total	247.6	188.1	279.2	453.7	2.4	1,171.0

	North America	Latin America	Asia Pacific	Brazil	Europe	Other	Total
Aircraft	407.3	2.4	2.1	0.8	146.1	1.2	559.9
Long-term contracts (Defense BU)	—	0.3	0.1	76.9	31.3	0.3	108.9
Others	10.4	0.1	—	6.8	2.9	2.2	22.4
Service	186.7	11.2	24.9	38.8	96.1	22.0	379.7
Spare Parts	62.1	1.2	9.0	7.8	17.6	2.4	100.1

Total	666.5	15.2	36.1	131.1	294.0	28.1	1,171.0

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

•	Revenue by category on June 30, 2019 (unaudited and recasted):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total
Aircraft	905.1	45.2	376.1	—	0.6	1,327.0
Long-term contracts (Defense BU)	—	194.9	—	—	—	194.9
Others	6.5	9.7	38.2	0.7	—	55.1
Service	—	34.0	—	389.5	—	423.5
Spare Parts	—	2.3	—	197.8	1.4	201.5

Total	911.6	286.1	414.3	588.0	2.0	2,202.0

	North America	Latin America	Asia Pacific	Brazil	Europe	Other	Total
Aircraft	953.4	—	114.6	0.4	182.0	76.6	1,327.0
Long-term contracts (Defense BU)	—	0.8	0.2	192.0	1.9	—	194.9
Others	44.2	0.2	2.7	3.2	0.3	4.5	55.1
Service	201.1	14.1	34.4	49.6	104.0	20.3	423.5
Spare Parts	120.5	3.5	9.9	24.4	38.3	4.9	201.5

Total	1,319.2	18.6	161.8	269.6	326.5	106.3	2,202.0

The contracts are grouped in the categories above as they are affected similarly by economic factors.

b)	Contract balances, including contract costs:

	Note	06.30.2020	12.31.2019
		(Unaudited)
Contract assets		402.8	461.9
Contract costs (Other assets)		10.5	9.1
Contract liabilities		1,323.9	683.4

Advances from customers		1,050.9	435.4
Deferred revenue		273.0	248.0

As of June 30, 2020, losses of US$ 4.0 were recognized for expected credit losses over contract assets. Losses recognized over trade accounts receivable are disclosed in Note 6.

Out of the total revenues recognized for the year ended June 30, 2020, US$ 1,179.9 were included in the contract liabilities at the beginning of the period (US$ 822.6 for the year ended December 31, 2019).

Changes in contract assets during the period mainly relates to billing and collection of accounts receivable on Defense & Security contracts, as well as, changes in contract liabilities presented in table above refers to reclassification of contract liabilities arised from the Commercial Aviation business unit contracts with customers, previously classified as liabilities held for sale as of December 31 2019 (Note 3).

c)	Performance obligations:

The Company has a portfolio of firm orders, whose performance obligations are unsatisfied or partially satisfied. The amount of revenue allocated to performance obligations not yet satisfied (or partially satisfied) as of June 30, 2020 is US$ 15.4 billion, of which US$ 12.4 billion is expected to be satisfied in the next 5 years, as estimated by the Company.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

22	Other operating expense, net

	06.30.2020	(Recasted) 06.30.2019
	(Unaudited)	(Unaudited)
Depreciation and amortization – Commercial Aviation (Note 1.1.1)	(101.2)	—
Impairment of assets (Note 12)	(91.0)	(23.4)
Carve-Out Expenses (i)	(82.8)	(22.3)
Abnormal costs with personnel (ii)	(25.6)	—
Corporate projects	(19.6)	(50.5)
Mark to market – financial assets (Note 1.1.2)	(15.7)	—
Taxes on other outputs	(6.5)	(13.4)
Additional financial guarantees	(5.9)	—
Expenses system project	(2.5)	(4.3)
Training and development	(1.8)	(2.3)
Provision for contingencies	(1.4)	1.9
Flight safety standards	(1.4)	(2.2)
Aircraft maintenance and flights costs – fleet	(0.6)	(1.3)
Recovery of expenses	1.7	2.5
Other sales	2.1	4.7
Royalties	2.8	7.8
Contractual fines	6.2	18.8
Reversal of tax provisions	8.0	—
Others	(28.8)	(10.5)

	(364.0)	(94.5)

(i)

Refer to separation costs incurred in the internal carve-out of assets and liabilities related to the Commercial Aviation and related services business units as part of the now terminated transaction with Boeing (Note 1.1.1).

(ii)	Refer to abnormal costs with personnel incurred during the COVID-19 pandemic, including paid leave and expenses with temporary furloughs.

23	Financial income (expense), net

	06.30.2020	(Recasted) 06.30.2019
	(Unaudited)	(Unaudited)
Financial income:
Interest on cash and cash equivalents and financial investments	16.0	39.4
Interest on receivables	0.5	18.0
Residual value guarantee	16.0	—
Taxes over financial revenue	(3.3)	(4.3)
Other	8.7	—

Total financial income	37.9	53.1

Financial expenses:
Financial restructuring costs	—	(0.1)
IOF – (tax on financial transactions)	(5.7)	(0.7)
Interest on taxes, social charges and contributions	(1.7)	(3.6)
Residual value guarantee	—	(13.5)
Interest on loans and financing	(93.5)	(102.9)
Other	(10.9)	(4.3)

Total financial expenses	(111.8)	(125.1)

Derivative financial instruments	0.4	0.8

Financial income (expenses), net	(73.5)	(71.2)

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

24	Supplemental cash flow information

23.1	Payments made during the period and transactions not affecting cash and cash equivalents

	06.30.2020	06.30.2019
	(Unaudited)	(Unaudited)
Payments made during the period:
Interest	72.5	106.5
Income tax and social contribution	120.5	95.3
Non-cash financing and investing transactions
Property, plant and equipment, transfer to pool parts inventory	—	(0.9)
Write off on Property, plant and equipment by transfer to pool parts inventory	(5.8)	(9.6)
Property, plant and equipment, transfer for providing for the sale of inventory	(27.1)	(40.4)
Impairment of assets	(91.1)	—
Devaluation of the Republic’s shares	15.7	—

25	Segment information

Management defined the Company’s operating segments based on the reports used for strategic decision making, reviewed by the chief operating decision-maker.

The chief operating decision-maker evaluates the businesses based on its consolidated operating results, dividing it geographically and in terms of markets for specific products. From a geographic perspective, Management considers the performance of the operations in Brazil, North America, Europe, Latin America and Asia Pacific.

During 2020, as a result of changes in the internal corporate structure and the way the chief operating decision-maker allocate the resources and monitors the businesses performance, including the termination of transaction with Boeing involving Commercial Aviation and related services business units (Note 1.1.1), the following changes were performed in the presentation of segment information:

•

Operations of the Commercial Aviation business unit stopped to be monitored as “discontinued operations” and returned to be monitored as a segregate operating segment. In addition, the operations of Services & Support related to the Commercial Aviation which were also presented as “discontinued operations” in previous financial statements, returned to be aggregated in the results of the Services & Support operating segment.

•

Operations held at the subsidiary OGMA—Indústria Aeronáutica de Portugal S.A., previously reported and divided among Defense & Security and Services & Support business units, started to be exclusively reported as results of Service & Support operating segment.

Due to the changes mentioned, operating segment information of comparative period ended June 30, 2019 is being recasted as required under IFRS 8 to be aligned with current operating segment disclosed.

Consolidated statements of income data by operating segment—period ended June 30, 2020 (unaudited):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total reportable Segments	Unallocated	Total
Revenue	247.6	188.1	279.2	453.7	2.4	1,171.0	—	1,171.0
Cost of sales and services	(243.4)	(159.5)	(234.8)	(329.5)	(3.4)	(970.6)	—	(970.6)
Gross profit	4.2	28.6	44.4	124.2	(1.0)	200.4	—	200.4
Gross profit %	1.7%	15.2%	15.9%	27.4%	-41.7%	17.1%		17.1%
Operating income (expense)	(330.4)	(32.4)	(50.1)	(164.6)	(12.2)	(589.7)	—	(589.7)
Operating profit before financial income (expense)	(326.2)	(3.8)	(5.7)	(40.4)	(13.2)	(389.3)	—	(389.3)
Financial income (expense), net							(73.5)	(73.5)
Foreign exchange loss, net							(35.0)	(35.0)
Loss before taxes on income								(497.8)
Income tax expense							(105.4)	(105.4)

Loss for the period	—							(603.2)

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Revenue by geographic area—period ended June 30, 2020 (unaudited):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total
North America	118.1	38.5	260.9	248.4	0.7	666.6
Europe	125.7	54.9	18.3	95.0	—	293.9
Asia Pacific	2.2	—	—	33.8	—	36.0
Latin America, except Brazil	0.1	2.3	—	12.7	—	15.1
Brazil	1.5	88.4	—	39.5	1.7	131.1
Other	—	4.0	—	24.3	—	28.3

Total	247.6	188.1	279.2	453.7	2.4	1,171.0

Consolidated statements of income data by operating segment—period ended June 30, 2019 (unaudited and recasted):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total reportable Segments	Unallocated	Total
Revenue	911.6	286.1	414.3	588.0	2.0	2,202.0	—	2,202.0
Cost of sales and services	(783.1)	(259.1)	(365.2)	(427.5)	(4.6)	(1,839.5)	—	(1,839.5)
Gross profit	128.5	27.0	49.1	160.5	(2.6)	362.5	—	362.5
Gross profit %	14.1%	9.4%	11.9%	27.3%	-130.0%	16.5%		16.5%
Operating income (expense)	(142.5)	(43.3)	(79.0)	(81.5)	(4.6)	(350.9)	—	(350.9)
Operating profit before financial income (expense)	(14.0)	(16.3)	(29.9)	79.0	(7.2)	11.6	—	11.6
Financial income (expense), net							(71.2)	(71.2)
Foreign exchange gain (loss), net							6.0	6.0
Loss before taxes on income								(53.6)
Income tax benefit (expense)							21.6	21.6

Loss for the period								(32.0)

Revenue by geographic area—period ended June 30, 2019 (unaudited and recasted):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total
North America	621.3	22.0	354.6	321.0	0.5	1,319.4
Europe	122.6	14.2	59.7	130.0	—	326.5
Asia Pacific	117.2	0.2	—	44.4	—	161.8
Latin America, except Brazil	—	0.8	—	17.8	—	18.6
Brazil	—	218.0	—	50.1	1.5	269.6
Other	50.5	30.9	—	24.7	—	106.1

Total	911.6	286.1	414.3	588.0	2.0	2,202.0

26	Subsequent events

26.1	New investment in Tempest, a company specializing in cybersecurity

On July 1, 2020, Embraer announced the signing of a contract for a capital investment in Tempest Security Intelligence, resulting in a controlling stake in the company.

The largest cybersecurity company in Brazil, Tempest, positions itself as a provider of complete solutions for business protection in the digital world. With offices in Recife, São Paulo, and London, it serves more than 300 clients in Brazil, Latin America, and Europe.

Founded in Recife in 2000, Tempest is one of the companies to receive an investment from the Aerospace Investment Fund (Fundo de Investimento em Participações Aeroespacial—FIP) created by BNDES, FINEP, São Paulo Development Agency (DESENVOLVE SP) and Embraer, the goal of which is to strengthen the aerospace, aeronautical, defense, and security production chain. Through the Aerospace Fund, Embraer held indirect participation in Tempest since 2016.

Embraer S.A.

Notes to the Interim Condensed Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

On August 5, 2020, the deal received regulatory approval from the Brazilian authority (Conselho Administrativo de Defesa Econômica—CADE). The conclusion of the deal still depends on the fulfillment of certain standard conditions and remaining necessary approvals for this type of transaction.

The Company does not expect to have a material impact on its consolidated financial statements in the closing date as a result of control acquisition and purchase price allocation.

26.2	New working capital and export financing line – U.S. Exim Bank

On August, 2020, Embraer Aircraft Holding, Inc. and Embraer S.A., as guarantor, entered into a working capital guarantee agreement with Export-Import Bank of the United States (“U.S. Exim Bank”) in the amount of US$ 97.2, accruing interest at one month LIBOR plus 1.4% p.a., for one year term. The amount was received by the Company on August 21, 2020.

26.3	Adjustments to the Embraer structure as a result of the COVID-19 pandemic

On September 2, 2020, the Company has concluded its last announced voluntary dismissal plan for specific group of employees in Brazil as a result of the economy downturn generated by the COVID-19 pandemic, and on September 3, 2020, the Company announced a 4,5% adjustment to its global workforce, which corresponds to approximately 900 employees.

The estimated impacts on the Company’s cash flows of all voluntary dismissal plans concluded and adjustments to the global workforce is expected to be in the range of US$ 80.0 to US$ 100.0.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia

	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations